UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2024

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Translation of registrant’s name into English)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

Execution Version

METHANEX US OPERATIONS INC.

as Company

and

METHANEX CORPORATION

as Parent Guarantor

and

THE BANK OF NEW YORK MELLON

as Trustee

INDENTURE

Dated as of November 22, 2024

EXHIBIT INDEX

EXHIBIT A – FORM OF SUPPLEMENTAL INDENTURE

EXHIBIT B – FORM OF CERTIFICATE OF TRANSFER

EXHIBIT C – FORM OF CERTIFICATE OF EXCHANGE

EXHIBIT D – FORM OF GUARANTEE

INDENTURE dated as of November 22, 2024, between Methanex US Operations Inc., a corporation formed under the laws of the State of Delaware, as issuer (the “Company”), Methanex Corporation, a corporation formed under the laws of Canada, as guarantor (the “Parent Guarantor”), and The Bank of New York Mellon, in its capacity as trustee (the “Trustee”).

The Company, the Parent Guarantor and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined herein) of Notes (as defined herein).

All things necessary to make this Indenture a valid agreement of the Company and the Parent Guarantor, in accordance with its terms, have been done.

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

“Acquisition” means the acquisition to be completed pursuant to the Acquisition Agreement.

“Acquisition Agreement” means the Equity Purchase Agreement, dated as of September 8, 2024, by and among the Parent Guarantor, the Company, Methanex Dutch Holdings B.V., OCI N.V., Iapetus B.V., OCI Chem 2 B.V. and OCI Chem 3 B.V.

“Additional Notes” means Notes issued under this Indenture pursuant to a Supplemental Indenture in accordance with Section 2.04.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms ‘controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Registrar or Paying Agent.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (i) the fair market value of the property subject to such Sale/Leaseback Transaction (as determined in good faith by the Board of Directors) or (ii) the present value (discounted at a rate per annum equal to the coupon on the applicable Notes compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).

“Authentication Order” has the meaning given to such term in Section 2.04.

“Bankruptcy Custodian” has the meaning given to such term in Section 6.01.

“Bankruptcy Law” has the meaning given to such term in Section 6.01.

“Board of Directors” means the board of directors of the Company or any committee thereof duly authorized to act on behalf of such board of directors.

“Board Resolution” means a copy of a resolution certified pursuant to an Officer’s Certificate to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification which has been delivered to the Trustee.

“Business Day” means any day which is not a Legal Holiday.

“Canadian Legend” means the legend set out in Section 2.09(g)(3).

“Canadian Resale Restriction Termination Date” has the meaning given to such term in Section 2.09(g)(3).

“Canadian Securities Administrators” means the securities commissions or similar authorities in the provinces and territories of Canada.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada, including the Province of British Columbia, and the respective regulations and rules under such laws, together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the Canadian Securities Administrators.

“Capital Lease Obligations” of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with IFRS; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with IFRS; except that the Stated Maturity thereof shall be deemed to be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Change of Control” means the occurrence of any one of the following:

(i)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, or of all or substantially all of Parent Guarantor’s properties or assets and those of its Subsidiaries, taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Company, the Parent Guarantor or any Restricted Subsidiary;

(ii)	the adoption of a plan relating to the liquidation or dissolution of the Company or the Parent Guarantor;

(iii)

the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any “person” (as defined in clause (i) of this definition) other than the Parent Guarantor, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Company or the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any “person” (as defined in clause (i) of this definition) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Parent Guarantor’s outstanding Voting Stock, in each case measured by voting power rather than number of shares;

(iv)	the first day on which a majority of the members of the Parent Board of Directors are not Continuing Directors; or

(v)

the Company or the Parent Guarantor amalgamates or consolidates with, or merges with or into, any person, or any person amalgamates or consolidates with, or merges with or into, the Company or the Parent Guarantor, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or the Parent Guarantor or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company or the Parent Guarantor outstanding immediately prior to such transaction constitute, or is converted into or exchanged for, a majority of the Voting Stock of the surviving or transferee person, measured by voting power rather than number of shares, immediately after giving effect to such transaction.

“Change of Control Offer” has the meaning given to such term in Section 4.03.

“Change of Control Payment” has the meaning given to such term in Section 4.03.

“Change of Control Payment Date” has the meaning given to such term in Section 4.03.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Clearstream” means Clearstream Banking, S.A.

“Code” means the Internal Revenue Code of 1986, as amended from time to time (including regulations and guidance thereunder).

“Company” means the party named as such in the first paragraph of this Indenture until a successor replaces such party pursuant to Article V of this Indenture, and thereafter means the successor on the Notes.

“Company Order” means a written order signed in the name of the Company by an Officer.

“Company Restricted Subsidiary” means each Subsidiary of the Company other than the Company Unrestricted Subsidiaries.

“Company Unrestricted Subsidiary” means (1) each of Firewater Holding LLC and Firewater B.V., if and when acquired pursuant to the Acquisition, (2) any Subsidiary of the Company that shall be designated a Company Unrestricted Subsidiary by the Board of Directors in the manner provided below and (3) each Subsidiary of a Company Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company to be a Company Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company, the Parent Guarantor or any other Subsidiary of the Parent Guarantor or the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that, immediately after giving effect to such designation no Default shall have occurred and be continuing. The Board of Directors may designate any Company Unrestricted Subsidiary to be a Company Restricted Subsidiary; provided that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Consolidated Net Worth” at any date of determination means the following amount, as shown on the most recent consolidated balance sheet of the Parent Guarantor, determined on a consolidated basis in accordance with IFRS, as of the end of the most recent fiscal quarter of the Parent Guarantor ending at least 45 days prior to the date of determination: (i) the consolidated equity of the common shareholders of the Parent Guarantor plus (ii) the respective amounts reported with respect to any class or series of Preferred Stock of the Parent Guarantor (other than Exchangeable Stock or Redeemable Stock) but only to the extent of any cash received by the Parent Guarantor upon issuance of such Preferred Stock, excluding any gains or losses with respect to IRRM’s that have been recognized or reported under IFRS, but which do not reflect obligations of any person due and payable at that time.

“Continuing Directors” means, with respect to a series of Notes, as of any date of determination, any member of the Parent Board of Directors who:

(i)	was a member of the Parent Board of Directors on the date of original issuance of the series of Notes; or

(ii)

was nominated for election or elected to the Parent Board of Directors with the approval of a majority of the Continuing Directors that were members of the Parent Board of Directors at the time of such nomination or election.

“Corporate Trust Office” means the corporate trust office of the Trustee at which at any particular time its corporate trust business with respect to this Indenture shall be administered, which office at the date of the execution of this instrument is located at the Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, NY 10286, or such other address as the Trustee may designate from time to time by notice to the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Company).

“Covenant Defeasance Option” has the meaning given to such term in Section 8.01.

“Custodian” means the Trustee, as custodian for DTC with respect to the Notes in global form, or any successor entity thereto.

“Default” means any event which is, or after notice or the passage of time or both would be, an Event of Default.

“Definitive Note” means, individually and collectively, each of the Restricted Definitive Notes and the Unrestricted Definitive Notes registered in the name of the Holder thereof, issued in accordance with Section 2.09, that does not include the Global Note Legend.

“Depositary” means with respect to the Notes of any series issuable or issued in whole or in part in global form, the Person specified pursuant to Section 2.06 hereof as the initial Depositary with respect to the Notes of such series, until a successor shall have been appointed and become such pursuant to the applicable provision of this Indenture, and thereafter “Depositary” shall mean or include such successor.

“Dollars” and “$” means lawful money of the United States.

“DTC” means The Depository Trust Company.

“Euroclear” means Euroclear Bank S.A./N.V.

“European Community” means the European Economic Community.

“European Currency Units” has the meaning assigned to it from time to time by the Council of the European Community.

“Event of Default” has the meaning given to such term in Section 6.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Rate” has the meaning given to such term in Section 2.12.

“Exchangeable Stock” means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock which is neither Exchangeable Stock nor Redeemable Stock).

“Fitch” means Fitch Ratings Inc., or any successor to the rating agency business thereof.

“Foreign Currency” means a currency issued by the government of any country other than the United States or a composite currency (including European Currency Units) the value of which is determined by reference to the values of the currencies of any group of countries.

“Funded Indebtedness” of a person means all Indebtedness of such person which matures more than one year after the time of determination thereof or which is extendible or renewable at the option of such person to a time more than one year after the time of determination thereof (whether or not renewed or extended).

“Global Note Legend” means a legend required or permitted by Section 2.09(g)(4) hereof.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes issued as a Global Note, deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in accordance with Section 2.01 and Section 2.09.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a correlative meaning. The term “Guarantee” shall include, as the context requires, the Parent Guarantee.

“Guarantor” means any person that becomes a guarantor of the Notes pursuant to the terms of Section 4.06 or Section 9.01(c) of this Indenture, and its respective successors. The term “Guarantor” shall include, as the context requires, the Parent Guarantor as guarantor of the Notes.

“Holder” means a Person in whose name a Note is registered, as evidenced by the records of the Registrar, and such Person shall be treated as the owner of such Note for all purposes under this Indenture.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board in effect as of January 1, 2011.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or is designated as a Restricted Subsidiary or an Unrestricted Subsidiary shall be deemed to be Incurred by such Subsidiary at such time. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” of any person means, without duplication,

(i)

the principal of, premium (if any) in respect of and interest on (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments related to or for money borrowed for the payment of which such person is responsible or liable;

(ii)	all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person;

(iii)

all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding in each case trade accounts payable or accrued liabilities arising in the ordinary course of business);

(iv)

all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such. person of a demand for reimbursement following payment on the letter of credit);

(v)

all obligations of such person with respect to the redemption, repayment or other repurchase of, in the case of a Subsidiary, any Preferred Stock and, in the case of any other person, any Redeemable Stock (but excluding any accumulated dividends);

(vi)

all obligations of the type referred to in clauses (i) through (v) of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; and

(vii)

all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Indenture” means this Indenture, as amended, restated or supplemented from time to time pursuant to the provisions hereof, and includes the terms of a particular series of Notes established as contemplated by Section 2.01.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“interest” means, (i) with respect to an Original Issue Discount Note that by its terms bears interest only after Maturity, interest payable after Maturity and (ii) with respect to the Notes, interest with respect thereto.

“Interest Payment Date,” when used with respect to Notes of a series, shall have the meaning assigned to such series, as contemplated by Section 2.01.

“Investment” in any person means any direct or indirect advance, loan (other than advances to customers, employees or supplier in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such person) or other extension of credit

(including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such person.

“Investment Grade Rating” means a rating equal to or greater than BBB- by S&P, Baa3 by Moody’s and BBB- by Fitch or the equivalent thereof under any new ratings system if the ratings system of any such agency shall be modified after the Issue Date, or the equivalent rating of any other Rating Agency selected by the Company as provided in the definition of Rating Agencies.

“IRRM” means: (i) any interest rate or foreign exchange risk management agreement or product, including (A) interest rate or currency exchange swap agreements, (B) futures contracts, (C) forward exchange, purchase or sale agreements, and (D) any other agreements to fix or hedge interest rates or foreign exchange rates; and (ii) any agreement for the making or taking of delivery of any commodity (including, for certainty, natural gas, propane, water, electricity and electrical power), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the physical purchase or sale of a commodity (including, for certainty, natural gas, propane, water, electricity and electrical power) entered into in the ordinary course of business unless (i) such agreement is entered into for hedging or speculative purposes, or (ii) such agreement is required to be accounted for on a mark to market basis under IFRS.

“Issue Date” means, with respect to Notes of a series, the date on which the Notes of such series are originally issued under this Indenture.

“Legal Defeasance Option” has the meaning given to such term in Section 8.01.

“Legal Holiday” means each day that is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the City of Vancouver.

“Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

“Manitoba Legend” means the legend set out in Section 2.09(g)(3).

“Manitoba Resale Restriction Termination Date” has the meaning given to such term in Section 2.09(g)(3).

“Maturity” means, with respect to Notes of a series, the date on which the principal of such series or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof, or by declaration of acceleration, call for redemption or otherwise.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, or any successor to the rating agency business thereof.

“Non-Recourse Indebtedness” means Indebtedness (i) as to which neither the Company nor any of the Company Restricted Subsidiaries or the Parent Restricted Subsidiaries (A) provide credit support (including any undertaking, agreement or instrument which would constitute Indebtedness) or (B) is directly or indirectly liable and (ii) no default with respect to which (including any rights which the holders thereof may have to take enforcement action) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of the Company Restricted Subsidiaries or Parent Restricted Subsidiaries to declare a default on such other Indebtedness or cause a payment thereof to be accelerated or payable prior to its Stated Maturity.

“Note Documents” means this Indenture and the Notes.

“Note Obligations” means all Obligations of the Company and the Parent Guarantor under the Note Documents.

“Notes” has the meaning given in the applicable Supplemental Indenture or, where the context requires, the Notes of each applicable series.

“Notice of Default” has the meaning given to it in Section 6.02.

“Obligations” means any principal, interest, premium, penalties, fees, indemnifications, reimbursements, costs, expenses, damages and other liabilities, and guarantees of payment of such principal, interest, premium, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board of Directors, the President, any Vice Chairman of the Board of Directors, any director on the Board of Directors, any Vice President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, the General Counsel or any Assistant Secretary of a Person.

“Officer’s Certificate” means a certificate signed by an Officer of a Person and delivered to the Trustee, provided that, in the case of any Officer’s Certificate of the Company, Officer’s Certificate means (i) a certificate signed by an Officer of the Company and delivered to the Trustee or (ii) a certificate signed by an Officer of the Parent Guarantor, on behalf of the Company, delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. Such counsel may be an employee of or counsel to the Company, the Parent Guarantor or the Trustee.

“Original Issue Discount Note” means any series of Notes that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 6.02.

“Parent Board of Directors” means the Parent Guarantor’s board of directors or any committee thereof duly authorized to act on behalf of such board of directors, except that for purposes of the definitions of “Change of Control” and “Continuing Directors”, the term “Parent Board of Directors” shall mean the Parent Guarantor’s board of directors and not any committee thereof.

“Parent Guarantee” means the Guarantee of the Notes provided by the Parent Guarantor pursuant to Article X.

“Parent Guaranteed Obligations” has the meaning given to such term in Section 10.01(a).

“Parent Guarantor” means the party named as such in the first paragraph of this Indenture.

“Parent Restricted Subsidiary” means each Subsidiary of the Parent Guarantor other than the Parent Unrestricted Subsidiaries, provided that the Company shall not be a Parent Restricted Subsidiary.

“Parent Unrestricted Subsidiary” means (1) each of Firewater Holding LLC and Firewater B.V., if and when acquired pursuant to the Acquisition, (2) each of Atlas Methanol Company Unlimited, Methanex Atlas Holdings Limited, Egyptian Methanex Methanol Company S.A.E. and Methanex Holdings (Egypt) Ltd., (3) any Subsidiary of the Parent Guarantor that shall be designated a Parent Unrestricted Subsidiary by the Parent Board of Directors in the manner provided below and (4) each Subsidiary of a Parent Unrestricted Subsidiary. The Parent Board of Directors may designate any Subsidiary of the Parent Guarantor to be a Parent Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Parent Guarantor, the Company or any other Subsidiary of the Parent Guarantor or of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that, immediately after giving effect to such designation no Default shall have occurred and be continuing. The Parent Board of Directors may designate any Parent Unrestricted Subsidiary to be a Parent Restricted Subsidiary; provided that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Parent Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Paying Agent” has the meaning given to such term in Section 2.06.

“Permitted Liens” means, with respect to any person, (i) pledges or deposits by such person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits of cash or government bonds to secure surety or appeal bonds to which such person is a party, or deposits as security for taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (ii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, and maritime Liens on cargo for freight not yet due, in each case for sums not yet due or being contested in good faith by appropriate proceedings, other Liens arising out of judgments or awards against such person with respect to which such person shall then be proceeding with an appeal or other proceedings for review, and any right of setoff, refund or charge-back available to any bank or other financial institution; (iii) Liens for property taxes not yet subject to penalties for nonpayment or which are being contested in good faith and by appropriate proceedings; (iv) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such person in the ordinary course of its business; provided that such letters of credit do not constitute Indebtedness; (v) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, pipelines, railways, cables and conduits, electric lines, telegraph and telephone lines and other similar purposes or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such person; (vi) Liens securing Indebtedness or other obligations in the ordinary course of business of a Restricted Subsidiary, the Parent Guarantor or the Company owing to and held by the Company, the Parent Guarantor or a Restricted Subsidiary; (vii) Liens existing on the date of the Indenture other than Liens to secure the Second 2024 Amended and Restated Credit Agreement, dated for reference October 29, 2024, between, among others, the Company and Parent Guarantor, as borrowers, Royal Bank of Canada, as agent bank, and the lenders party thereto (as such agreement may be amended, restated or replaced from time to time); (viii) Liens on property or shares of stock of a person at the time that such person becomes a Restricted Subsidiary; provided that such Liens may not extend to any other property or assets owned by the Company, the Parent Guarantor or a Restricted Subsidiary; provided further that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Restricted Subsidiary; (ix) Liens on property or assets at the time the Company, the Parent Guarantor or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into the Company, the Parent Guarantor or a Restricted Subsidiary; provided that such Liens may not extend to any other property or assets owned by the Company, the Parent Guarantor or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition; (x) Liens on any property or assets securing any Indebtedness created or assumed as all or any part of the purchase price or cost of construction or improvement of real or tangible personal property or assets, whether or not secured, which Indebtedness was created prior to, at the time of or within 120 days after the later of the acquisition, completion of construction or commencement of full operation of such property or assets; (xi) Liens on cash or marketable securities of the Company, the Parent Guarantor or any Restricted Subsidiary granted in the ordinary course of business in connection with (A) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements; (B) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or (C) any agreements or arrangements entered into for the purpose of hedging product prices; and (xii) Liens to secure any refinancing, extension, renewal or replacement as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (vii), (viii), (ix) and (x); provided that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (a) the outstanding principal amount of the Indebtedness being refinanced and (b) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Place of Payment” means, with respect to the Notes of any series, the place or places where the principal and interest with respect to the Notes of that series are payable as specified in accordance with Section 2.15.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“principal” of a series of Notes means the principal of the series of Notes plus, when appropriate, the premium, if any, on the series of Notes.

“Private Placement Legend” means the legend set forth in Section 2.09(g)(1).

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Rating Agencies” means (1) S&P, Moody’s and Fitch or (2) if S&P, Moody’s and Fitch or any two of them cease to rate the Notes or cease to make a rating of the Notes publicly available, an entity registered as a “nationally recognized statistical rating organization” (registered as such pursuant to Rule 17g-1 of the Exchange Act) then making a rating of the Notes publicly available selected by the Company (as certified by an Officer’s Certificate) which shall be substituted for S&P, Moody’s or Fitch, as the case may be.

“Ratings Decline” means the occurrence of the following on any date during the Trigger Period: (1) in the event that the Notes have an Investment Grade Rating by all three Rating Agencies, the Notes cease to have an Investment Grade Rating by two of the three Rating Agencies, (2) in the event that the Notes have an Investment Grade Rating by only two Rating Agencies, the Notes cease to have an Investment Grade Rating by both such Rating Agencies, or (3) in the event that the Notes do not have an Investment Grade Rating or have an Investment Grade Rating by only one of the Rating Agencies, the rating of the Notes by two of the three Rating Agencies (or, if there are less than three Rating Agencies rating the Notes, the rating of each Rating Agency) decreases by one or more gradations (including gradations within ratings categories as well as between ratings categories) or is withdrawn.

“Redeemable Stock” means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the Stated Maturity of the applicable Notes or is redeemable at the option of the holder thereof at any time prior to such first anniversary.

“Redemption Date” means, with respect to any series of Notes to be redeemed, in whole or in part, the date fixed for such redemption by or pursuant to the applicable Supplemental Indenture.

“Redemption Price” means, with respect to any series of Notes to be redeemed, the price at which it is to be redeemed pursuant to the applicable Supplemental Indenture.

“Registrar” has the meaning given to such term in Section 2.06.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means a permanent Global Note issued in accordance with Section 2.03(b).

“Responsible Officer” means, with respect to the Trustee, any officer assigned to the Corporate Trust division or department (or any successor division, department or unit) of the Trustee located at the Corporate Trust Office of the Trustee, who shall have direct responsibility for the administration of this Indenture, and for the purposes of Section 7.01(c)(2) and the second sentence of Section 7.05 shall also include any other officer of the Trustee to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Subsidiary” means each Company Restricted Subsidiary and Parent Restricted Subsidiary, as the context may require.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 144A Global Notes” means a Global Note issued in accordance with Section 2.03(b).

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement with any person other than the Company, the Parent Guarantor or a Restricted Subsidiary providing for the leasing by the Company, the Parent Guarantor or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Company, the Parent Guarantor or such Restricted Subsidiary to such person in contemplation of such leasing; provided that any subsequent transfer of any such arrangement among the Company, the Parent Guarantor and a Restricted Subsidiary (or any combination of the foregoing, including between Restricted Subsidiaries), whereby the Company, the Parent Guarantor or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/Leaseback Transaction at such time.

“SEC” means the United States Securities and Exchange Commission and any successor agency thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Signature Law” has the meaning given to such term in Section 11.11.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Parent Guarantor within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subsidiary” means, in respect of any person, any corporation, limited liability company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such person, (ii) such person and one or more Subsidiaries of such person or (iii) one or more Subsidiaries of such person.

“Supplemental Indenture” means any indenture supplemental to this Indenture, which, in the case of a supplemental indenture creating a new series of Notes, shall be substantially in the form set forth in Exhibit A hereto.

“Trigger Period” means the period commencing 60 days prior to the first public announcement by the Company or the Parent Guarantor of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies then rating the Company or the Notes has publicly announced that it is considering a possible ratings change).

“Trustee” means the Person named as such above until a successor replaces it in accordance with the applicable provisions of this Indenture, and thereafter “Trustee” means each Person who is then a trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Notes of any series means the Trustee with respect to Notes of that series.

“Trust Indenture Act” has the meaning given to such term in Section 1.02.

“UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“United States” means the United States of America (including the States and the District of Columbia) and its territories and possessions, which include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

“Unrestricted Definitive Note” means a Definitive Note that does not bear and is not required to bear the Private Placement Legend, the Canadian Legend or the Manitoba Legend.

“Unrestricted Global Note” means a Global Note that does not bear and is not required to bear the Private Placement Legend, the Canadian Legend or the Manitoba Legend.

“Unrestricted Subsidiary” means, as it applies to the Notes, each Company Unrestricted Subsidiary and Parent Unrestricted Subsidiary.

“Unrestricted Subsidiary Transaction” has the meaning given to it in Section 4.07.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“U.S. Government Securities” means securities that are:

(1) direct obligations of the United States for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock” of any person as of any date means the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Section 1.02 No Incorporation by Reference of Trust Indenture Act.

This Indenture is not qualified under the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the Trust Indenture Act shall not apply to or in any way govern the terms of this Indenture. As a result, no provisions of the Trust Indenture Act are incorporated into this Indenture.

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c) “or” is not exclusive;

(d) words in the singular include the plural, and in the plural include the singular;

(e) provisions apply to successive events and transactions;

(f) all references in this instrument to Articles, Sections and Exhibits are references to the corresponding Articles, Sections and Exhibits in and of this instrument.

(g) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(h) the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation.”

ARTICLE II

THE NOTES

Section 2.01 Amount Unlimited; Issuable in Series.

The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited. The Notes may be issued in one or more series. Notes may differ between series in respect of any matters; provided that all series of Notes shall be equally and ratably entitled to the benefits of this Indenture. There shall be established in or pursuant to a Board Resolution, and set forth, or determined in the manner provided, in an Officer’s Certificate of the Company or in a Company Order, or established in one or more Supplemental Indentures, prior to the issuance of Notes of any series:

(a) the title of the Notes of the series (which shall distinguish the Notes of the series from the Notes of all other series);

(b) if there is to be a limit, the limit upon the aggregate principal amount of the Notes of the series that may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of the series pursuant to Section 2.09, Section 2.10, Section 2.13, Section 3.04 or Section 9.04 and except for any Notes which, pursuant to Section 2.04 or Section 2.09, are deemed never to have been authenticated and delivered hereunder); provided that unless otherwise provided in the terms of the series, the authorized aggregate principal amount of such series may be increased before or after the issuance of any Notes of the series by a Board Resolution (or action pursuant to a Board Resolution) to such effect;

(c) the price or prices (expressed as a percentage of the principal amount thereof) at which the Notes of the series will be issued;

(d) whether any Notes of the series are to be issuable initially in temporary global form and whether any Notes of the series are to be issuable in permanent global form, as Global Notes or otherwise, and, if so, whether beneficial owners of interests in any such Global Note may exchange such interests for Notes of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 2.09, and the initial Depositary and Custodian, if any, for any Global Note or Notes of such series;

(e) the manner in which any interest payable on a temporary Global Note on any Interest Payment Date will be paid if other than in the manner provided in Section 2.15;

(f) the date or dates on which the principal of the Notes of the series is payable or the method of determination thereof;

(g) the rate or rates, or the method of determination thereof, at which the Notes of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the record date for the interest payable on any Notes on any Interest Payment Date, or if other than provided herein, the Person to whom any interest on Notes of the series shall be payable;

(h) the Place of Payment;

(i) the period or periods within which, the price or prices (whether denominated in cash, securities or otherwise) at which and the terms and conditions upon which Notes of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option, and the manner in which the Company must exercise any such option, if different from those set forth herein;

(j) the obligation, if any, of the Company to redeem, purchase or repay Notes of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices (whether denominated in cash, securities or otherwise) at which and the terms and conditions upon which Notes of the series shall be redeemed, purchased or repaid in whole or in part pursuant to such obligation;

(k) if other than denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denomination in which any Notes of that series shall be issuable;

(l) if other than Dollars, the currency or currencies (including composite currencies) or the form, including equity securities, other debt securities (including Notes), warrants or any other securities or property of the Company or any other Person, in which payment of the principal of and interest with respect to the Notes of the series shall be payable;

(m) if the principal of or interest with respect to the Notes of the series are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies (including composite currencies) other than that in which the Notes are stated to be payable, the currency or currencies (including composite currencies) in which payment of the principal of and interest with respect to Notes of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

(n) if the amount of payments of principal of and interest with respect to the Notes of the series may be determined with reference to any commodities, currencies or indices, values, rates or prices or any other index or formula, the manner in which such amounts shall be determined;

(o) if other than the entire principal amount thereof, the portion of the principal amount of Notes of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 6.02;

(p) any additional means of satisfaction and discharge of this Indenture and any additional conditions or limitations to discharge with respect to Notes of the series or any modifications of or deletions from such conditions or limitations;

(q) any deletions or modifications of or additions to the Events of Default set forth in Section 6.01 or covenants of the Company or the Parent Guarantor set forth in Article IV pertaining to the Notes of the series;

(r) any restrictions or other provisions with respect to the transfer or exchange of Notes of the series, which may amend, supplement, modify or supersede those contained in this Article II;

(s) if the Notes of the series are to be convertible into or exchangeable for Capital Stock, other debt securities (including Notes), warrants, other equity securities or any other securities or property of the Company, the Parent Guarantor or any other Person, at the option of the Company or the Holder or upon the occurrence of any condition or event, the terms and conditions for such conversion or exchange;

(t) any Trustees, depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to Notes of such series if other than those appointed herein;

(u) whether the Notes of the series are issued pursuant to Rule 144A; and

(v) any other terms of the series (which terms shall not be prohibited by the provisions of this Indenture).

All Notes of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 2.03) set forth, or determined in the manner provided, in the Officer’s Certificate or Company Order referred to above or in any such indenture supplemental hereto. If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action, together with such Board Resolution, shall be set forth in an Officer’s Certificate or certified by an Officer of the Company and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate or Company Order setting forth the terms of the series.

Section 2.02 Denominations. The Notes of each series shall be issuable in such denominations as shall be specified as contemplated by Section 2.01. In the absence of any such provisions with respect to the Notes of any series, the Notes of such series denominated in Dollars shall be issuable in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Section 2.03 Forms.

(a) General. The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company, the Parent Guarantor and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any series of Notes conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Except as otherwise provided in this Section 2.03, Notes issued in global form (and the Trustee’s certificate of authentication of such Notes) will be substantially in the form of Exhibit A to each Supplemental Indenture (including the Global Note Legend thereon and the “Schedule of Increases and Decreases in Global Note” attached thereto). Each such Note will be dated the date of its authentication. Except as otherwise provided in this Section 2.03, Notes issued in definitive form will be substantially in the form of Exhibit A to the Supplemental Indenture (but without the Global Note Legend thereon and without the “Schedule of Increases and Decreases in Global Note” attached thereto) in an aggregate denomination equal to the aggregate initial principal amount of such Notes. Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.09.

Section 2.04 Execution, Authentication, Delivery and Dating. At least one Officer of the Company shall sign the Notes on behalf of the Company by manual, facsimile, or electronic signature.

If an Officer of the Company whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall be valid nevertheless.

A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated by the manual, facsimile, or electronic signature of an authorized signatory of the Trustee, which signature shall be conclusive evidence that the Note has been authenticated under this Indenture. Notwithstanding the foregoing, if any Note has been authenticated and delivered hereunder but never issued and sold by the Company, and the Company delivers such Note to the Trustee for cancellation as provided in Section 2.14, together with a written statement (which need not be accompanied by an Opinion of Counsel) stating that such Note has never been issued and sold by the Company, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes of any series executed by the Company to the Trustee for authentication, and the Trustee shall authenticate and deliver such Notes for original issue upon a Company Order for the authentication (an “Authentication Order”) and delivery of such Notes or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by Company Order. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, the name or names of the initial Holder or Holders and any other terms of the Notes of such series not otherwise determined. If provided for in such procedures, such Company Order may authorize (1) authentication and delivery of Notes of such series for original issue from time to time, with certain terms (including the Maturity date or dates, original issue date or dates and interest rate or rates) that differ from

Note to Note and (2) may authorize authentication and delivery pursuant to oral or electronic instructions from the Company or its duly authorized agent, which instructions shall be promptly confirmed in writing.

If the form or terms of the Notes of the series have been established in or pursuant to one or more Board Resolutions as permitted by Section 2.01, in authenticating such Notes, and accepting the additional responsibilities under this Indenture in relation to such Notes, the Trustee shall be entitled to receive (in addition to the Company Order referred to above and the other documents required by Section 11.02), and (subject to Section 7.01) shall be fully protected in relying upon:

(a) an Officer’s Certificate setting forth the Board Resolution and, if applicable, an appropriate record of any action taken pursuant thereto, as contemplated by the last paragraph of Section 2.01; and

(b) an Opinion of Counsel to the effect that:

(1) the form of such Notes has been established in conformity with the provisions of this Indenture;

(2) the terms of such Notes have been established in conformity with the provisions of this Indenture; and

(3) that, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, such Notes will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws in effect from time to time affecting the rights of creditors generally, and the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

If all the Notes of any series are not to be issued at one time, it shall not be necessary to deliver an Officer’s Certificate and Opinion of Counsel at the time of issuance of each such Note, but such Officer’s Certificate and Opinion of Counsel shall be delivered at or before the time of issuance of the first Note of the series to be issued.

The Trustee shall not be required to authenticate such Notes if the issuance of such Notes pursuant to this Indenture would affect the Trustee’s own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner not reasonably acceptable to the Trustee.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company.

The Company will be responsible for making calculations called for under the Notes, including but not limited to determination of Redemption Price, premium, if any, or other amounts payable on the Notes. The Company will make the calculations in good faith and, absent manifest error, its calculations will be final and binding on the Holders. The Company will provide a schedule of its calculations to the Trustee when requested by the Trustee, and the Trustee is entitled to rely conclusively on the accuracy of the Company’s calculations without independent verification.

Each Note shall be dated the date of its authentication.

Section 2.05 Additional Notes. Subject to compliance with the provisions of this Indenture, the Company may from time to time after the Issue Date, without notice to or the consent of the Holders of the Notes, create and issue Additional Notes of each series having the same terms as, and ranking equally and ratably with, the Notes of such series in all respects (except for the Issue Date and, if applicable, the payment of interest accruing prior to the Issue Date of such Additional Notes and the first payment of interest following the issue date of such Additional Notes). Such Additional Notes may be consolidated and form a single series with, and will have the same terms as to ranking, redemption, waivers, amendments or otherwise, as the Notes of the applicable series and will vote together as one class on all matters with respect to the Notes of such series, as the case may be; provided that if the Additional Notes are not fungible with the outstanding notes of the applicable series for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number.

Section 2.06 Registrar and Paying Agent; Depositary. The Company shall maintain an office or agency for each series of Notes where Notes of such series may be presented for registration of transfer or exchange (“Registrar”) and an office or agency where Notes of such series may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Notes of such series and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent.

The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. The Company may change any Paying Agent or Registrar without notice to any Holder. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company, the Parent Guarantor or any Subsidiary may act as Paying Agent or Registrar.

The Company initially appoints the Trustee as Registrar and Paying Agent and to act as Custodian with respect to the Global Notes. The Company has entered into a letter of representations with the Depositary in the form provided by the Depositary, and the Trustee and each Agent are hereby authorized to act in accordance with such letter and the Applicable Procedures.

The Company initially appoints DTC to act as Depositary with respect to the Global Notes.

Section 2.07 Paying Agent to Hold Money in Trust. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of and interest on the Notes and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed. Upon payment over to the Trustee and upon accounting for any funds disbursed, the Paying Agent (if other than the Company, the Parent Guarantor or a Subsidiary) shall have no further liability for the money. If the Company, the Parent Guarantor or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent.

Section 2.08 Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar with respect to a series of Notes, the Company shall furnish to the Trustee at least five Business Days before each Interest Payment Date with respect to such series of Notes, and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders of such series.

Section 2.09 Transfer and Exchange.

(a) A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. Global Notes will only be exchanged by the Company for Definitive Notes if:

(1) the Depositary (A) notifies the Company that it is unwilling or unable to continue to act as Depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 Business Days after the date of such notice from the Depositary;

(2) the Company, at its option, determines that the Global Notes should be exchanged for Definitive Notes and delivers a written notice to the Trustee; or

(3) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes.

Upon the occurrence of either of the preceding events in (1), (2) or (3) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.10 and Section 2.13. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.09 or Section 2.10 or Section 2.13, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.09(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.09(b) or (c).

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act and Canadian Securities Laws. Transfers of beneficial interests in the Global Notes also will require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend, Canadian Legend and the Manitoba Legend. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. Except as may be required by the Applicable Procedures, no written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.09(b)(1).

(2) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.09(b)(1), the transferor of such beneficial interest must deliver to the Registrar either:

(A) both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

(B) both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above.

Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.09(i).

(3) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.09(b)(2) and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in the Rule 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications in item (1) thereof; and

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications in item (2) thereof.

(4) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.09(b)(2) and the Registrar receives the following:

(A) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (1)(a) thereof; or

(B) if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B, including the certifications in item (4) thereof; and if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.04, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (4) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c) Transfer or Exchange of Beneficial Interests for Definitive Notes.

(1) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any Holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(b) thereof; or

(F) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.09(i), and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.09(c) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.09(c)(1) shall bear the Private Placement Legend and, if prior to the Canadian Resale Restriction Termination Date, the Canadian Legend, and, if prior to the Manitoba Resale Restriction Termination date, the Manitoba Legend, and shall be subject to all restrictions on transfer contained therein.

(2) Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A Holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Registrar receives the following:

(A) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (1)(b) thereof; or

(B) if the Holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B, including the certifications in item (4) thereof;

and, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any Holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.09(b)(2), the Trustee will cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.09(h), and the Company will execute and the Trustee will authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.09(c)(3) will be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest requests through instructions to the Registrar from or through the Depositary and the Participant or Indirect Participant. The Trustee will deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.09(c)(3) will not bear the Private Placement Legend.

(d) Transfer and Exchange of Definitive Notes for Beneficial Interests.

(1) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(a) thereof;

(E) if such Restricted Definitive Note is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(F) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B, including the certifications in item (3)(c) thereof, the Trustee will cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the Rule 144A Global Note, in the case of clause (C) above, the Regulation S Global Note, and in all other cases, the appropriate Unrestricted Global Note.

(2) Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A) if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (1)(c) thereof; or

(B) if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B including the certifications in item (4) thereof;

and, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar and the Company to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.09(d)(2), the Trustee will cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(3) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraphs (2) or (3) above at a time when an Unrestricted Global Note has not yet been issued, the Company will issue and, upon receipt of an Authentication Order in accordance with Section 2.04, the Trustee will authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.09(e), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.09(e).

(f) Restricted Definitive Notes to Restricted Definitive Notes.

(1) Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(2) Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C, including the certifications in item (1)(d) thereof; or

(B) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B, including the certifications in item (4) thereof;

and, if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(3) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(g) Legends. The following legends will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture or any Supplemental Indenture.

(1) Private Placement Legend.

(A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form (the “Private Placement Legend”):

“THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES THAT IT WILL NOT PRIOR TO [IN THE CASE OF 144A NOTES – THE DATE WHICH IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER)] [IN THE CASE OF NOTES ISSUED IN OFFSHORE TRANSACTIONS PURSUANT TO REGULATION S – 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE), THE DATE OF ORIGINAL ISSUANCE OF ANY ADDITIONAL NOTES OR THE LAST DAY ON WHICH METHANEX US OPERATIONS INC. (THE “COMPANY”) OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE

ACCOUNT OF A “QUALIFIED INSTITUTIONAL BUYER”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“OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

(B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraphs (b)(4), (c)(2), (c)(3), (d)(2), (d)(3), (f)(2) or (f)(3) of this Section 2.09 (and all Notes issued in exchange therefor or substitution thereof) will not bear the Private Placement Legend.

(2) Regulation S Legend. Each Regulation S Global Note shall bear a legend in substantially the following form:

“THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.”

(3) Canadian Legend. Each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof prior to the later of (A) the original distribution date and (B) the date this is four months and a day after the Company became a reporting issuer in any province or territory of Canada (the “Canadian Resale Restriction Termination Date”)) shall bear a legend in substantially the following form (the “Canadian Legend”):

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, IN CANADA (EXCEPT IN THE PROVINCE OF MANITOBA), THE HOLDER OF THIS NOTE MUST

NOT TRADE THE NOTE BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) [NOTE: ORIGINAL DISTRIBUTION DATE OF THE NOTE WILL BE INSERTED HERE] AND (ii) THE DATE METHANEX US OPERATIONS INC. BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

In addition, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof prior to the date that is 12 months after the original distribution date (the “Manitoba Resale Restriction Hold Period”)) shall bear a legend in substantially the following form (the “Manitoba Legend”):

IN THE PROVINCE OF MANITOBA, UNLESS OTHERWISE PERMITTED UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION OR WITH THE PRIOR WRITTEN CONSENT OF THE APPLICABLE REGULATORS, THE HOLDER OF THIS NOTE MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS TWELVE MONTHS AND A DAY AFTER THE DATE THE HOLDER ACQUIRED THE SECURITY.

(4) Global Note Legend. Each Global Note will bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE INDENTURE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.08 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.08(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE INDENTURE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.13 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(h) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by the Trustee in accordance with Section 2.14. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(i) Canadian Resale Restrictions. Global Notes and Definitive Notes may not be transferred in any province or territory of Canada (other than the Province of Manitoba) prior to the applicable Canadian Resale Restriction Termination Date or, the Province of Manitoba, prior to Manitoba Resale Restriction Terminate Date except, in each case, pursuant to an exemption from the prospectus requirements of Canadian Securities Laws or otherwise in compliance with such laws.

(j) General Provisions Relating to Transfers and Exchanges.

(1) To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.04 or at the Registrar’s request.

(2) No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 2.13, Section 3.07, Section 4.03 and Section 9.04).

(3) The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(5) Neither the Registrar nor the Company will be required:

(A) to issue, to register the transfer of or to exchange any Note during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 and ending at the close of business on the day of selection;

(B) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.

(6) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent, the Company or the Parent Guarantor shall be affected by notice to the contrary.

(7) The Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.04.

(8) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.09 to effect a registration of transfer or exchange may be submitted by facsimile.

(9) None of the Trustee or any Agent shall have any responsibility or obligation to any beneficial owner in a Global Note, any Participant or agent member of the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any Participant or agent member of the Depositary, with respect to any ownership interest in the Note or with respect to the delivery to any Participant or agent member of the Depositary, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes and this Indenture shall be given or made only to or upon the order of the registered holders (which shall be the Depositary or its nominee in the case of the Global Note). The rights of beneficial owners in the Global Note shall be exercised only through the Depositary subject to the applicable procedures. The Trustee and each Agent shall be entitled to rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners. The Trustee and each Agent shall be entitled to deal with the Depositary, and any nominee thereof, that is the registered holder of any Global Note for all purposes of this Indenture relating to such Global Note (including the payment of principal and interest, if any, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such Global Note) as the sole holder of such Global Note and shall have no obligations to the beneficial owners thereof. None of the Trustee or any Agent shall have any responsibility or liability for any acts or omissions of the Depositary with respect to such Global Note, for the records of any such depositary, including records in respect of beneficial ownership interests in respect of any such Global Note, for any transactions between the Depositary and any Participant or agent member of the Depositary or between or among the Depositary, any such Participant or agent member of the Depositary and/or any holder or owner of a beneficial interest in such Global Note, or for any transfers of beneficial interests in any such Global Note.

(10) Notwithstanding the foregoing, with respect to any Global Note, nothing herein shall prevent the Company, the Parent Guarantor, the Trustee, any Agent, or any agent of the Company, the Parent Guarantor or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depositary (or its nominee), as a Holder, with respect to such Global Note or shall impair, as between such Depositary and owners of beneficial interests in such Global Note, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Note.

(11) None of the Trustee or any Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any security (including any transfers between or among Depositary Participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(12) None of the Trustee nor any Agent shall have any duty to monitor the Company’s or the Parent Guarantor’s compliance with or have any responsibility with respect to the Company’s or Parent Guarantor’s compliance with any federal or state securities laws in connection with registrations of transfers and exchanges of the Notes.

(13) The Company, the Parent Guarantor, the Trustee and the Registrar reserve the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that the proposed transfer of any Restricted Global Note or Restricted Definitive Note is being made in compliance with the Securities Act or the Exchange Act, or rules or regulations adopted by the SEC from time to time thereunder, and applicable state securities laws.

Section 2.10 Replacement Notes. If any mutilated Note is surrendered to the Trustee, or if the Holder of a Note claims that the Note has been destroyed, lost or stolen and the Company, the Parent Guarantor and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of such Note, the Company shall issue, and the Trustee (upon receipt of an Authentication Order) shall authenticate a replacement Note of the same series if the Trustee’s requirements are met. If any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note. If required by the Trustee, the Parent Guarantor or the Company, such Holder must furnish an indemnity bond that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Parent Guarantor, the Trustee, any Agent or any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company and the Trustee may charge a Holder for their expenses in replacing a Note. Every replacement Note is an additional obligation of the Company.

Section 2.11 Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee hereunder and those described in this Section 2.11 as not outstanding. If a Note is replaced pursuant to Section 2.10, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser. If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue. A Note does not cease to be outstanding because the Company, the Parent Guarantor or an Affiliate of the Company or the Parent Guarantor holds the Note.

Section 2.12 Original Issue Discount, Foreign-Currency Denominated and Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, amendment, supplement, waiver or consent, (a) the principal amount of an Original Issue Discount Note shall be the principal amount thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof pursuant to Section 6.02, (b) the principal amount of a Note denominated in a Foreign Currency shall be the Dollar equivalent, as determined by the Company by reference to the noon buying rate in The City of New York for cable transfers for such currency, as such rate is certified for customs purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) on the date of original issuance of such Note, of the principal amount (or, in the case of an Original Issue Discount Note, the Dollar equivalent, as determined by the Company by reference to the Exchange Rate on the date of original issuance of such Note, of the amount determined as provided in (a) above), of such Note and (c) Notes owned by the Company, the Parent Guarantor, or any other obligor upon the Notes or any Affiliate of the Company, the Parent Guarantor, or of such other obligor shall be disregarded, except that, for the purpose of determining whether the Trustee shall be protected in relying upon any such direction, amendment, supplement, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded.

Section 2.13 Temporary Notes. Until Definitive Notes of any series are ready for delivery, the Company may prepare, and the Trustee shall authenticate temporary Notes as may be reasonably acceptable to the Trustee. Temporary Notes shall be substantially in the form of Definitive Notes, but may have variations that the Company considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare, and the Trustee (upon receipt of an Authentication Order) shall authenticate Definitive Notes in exchange for temporary Notes. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as Definitive Notes.

Section 2.14 Cancellation. The Company or the Parent Guarantor at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange, payment or redemption or for credit against any sinking fund payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment, redemption, replacement or cancellation or for credit against any sinking fund. Unless the Company shall direct in writing that canceled Notes be returned to it, after written notice to the Company all canceled Notes held by the Trustee shall be disposed of in accordance with the customary procedures of the Trustee, and the Trustee shall provide a confirmation of their disposition. The Company may not issue new Notes to replace Notes that have been paid or that have been delivered to the Trustee for cancellation.

Section 2.15 Payments; Defaulted Interest. Unless otherwise provided as contemplated by Section 2.01, interest (except defaulted interest) on any Note that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Persons who are registered Holders of that Note at the close of business on the record date next preceding such Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date. The Holder must surrender a Note to a Paying Agent to collect principal payments. Unless otherwise provided with respect to the Notes of any series, the Company will pay the principal of and interest on the Notes in Dollars. Such amounts shall be payable at the Corporate Trust Office of the Trustee or the offices of any Paying Agent; provided that at the option of the Company, the Company may pay such amounts (a) by wire transfer with respect to Global Notes or (b) by check payable in such money mailed to a Holder’s registered address with respect to any Notes.

If the Company defaults in a payment of interest on the Notes of any series, the Company shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest on the defaulted interest, in each case at the rate provided in the Notes of such series and in Section 4.01. The Company may pay the defaulted interest to the Persons who are Holders on a subsequent special record date. The Company will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. At least 15 days before any special record date selected by the Company, the Company (or the Trustee, in the name of and at the expense of the Company upon 20 days’ prior written notice from the Company setting forth such special record date and the interest amount to be paid) shall mail to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.16 Persons Deemed Owners. The Company, the Parent Guarantor, the Trustee, any Agent and any authenticating agent may treat the Person in whose name any Note is registered as the owner of such Note for the purpose of receiving payments of principal of or interest on such Note and for all other purposes. None of the Company, the Parent Guarantor, the Trustee, any Agent or any authenticating agent shall be affected by any notice to the contrary.

Section 2.17 Computation of Interest. Except as otherwise specified as contemplated by Section 2.01 for Notes of any series, interest on the Notes of each series shall be computed on the basis of a 360-day year comprising of twelve 30-day months.

ARTICLE III

REDEMPTION

Section 3.01 Redemption. The Notes may be redeemed, in whole or in part, at any time, subject to the conditions and at the redemption prices set forth in Paragraph 5 of the form of Notes set forth in Exhibit A to the Supplemental Indenture, which is hereby incorporated by reference and made a part of this Indenture, together with accrued and unpaid interest to the Redemption Date.

Section 3.02 Applicability of Article. Notes of any series that are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 2.01 for Notes of any series) in accordance with this Article III.

Section 3.03 Selection of Notes to be Redeemed. If less than all the Notes of any series are to be redeemed (unless all of the Notes of such series of a specified tenor are to be redeemed), the particular Notes to be redeemed shall be selected not more than 60 days nor less than 10 days prior to the Redemption Date by the Trustee from the outstanding Notes of such series (and tenor) not previously called for redemption, either pro rata, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate unless otherwise required by law or by applicable stock exchange requirements and that may provide for the selection for redemption of portions (equal to the minimum authorized denomination for Notes of that series or any integral multiple thereof) of the principal amount of Notes of such series of a denomination larger than the minimum authorized denomination for Notes of that series or of the principal amount of Global Notes of such series. For so long as the Notes are held by the Depositary (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the Depositary or such other depositary, as applicable.

The Trustee shall promptly notify the Company and the Registrar in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.

For purposes of this Indenture, unless the context otherwise requires, all provisions relating to redemption of Notes shall relate, in the case of any of the Notes redeemed or to be redeemed only in part, to the portion of the principal amount thereof which has been or is to be redeemed.

Section 3.04 Notice of Redemption.

(a) Notice of any redemption shall be mailed by first-class mail, postage prepaid or electronically delivered (or otherwise transmitted in accordance with the Depositary’s procedures) not less than 10 nor more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at the address of such Holder appearing in the register of Notes maintained by the Registrar, with a copy to the Trustee. All notices of redemption shall identify the Notes to be redeemed and shall state:

(1) the Redemption Date;

(2) the Redemption Price (or manner of calculation if not then known);

(3) that, unless the Company defaults in making the redemption payment, interest on Notes of the applicable series or portions thereof called for redemption ceases to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes redeemed;

(4) if any Note is to be redeemed in part, the portion of the principal amount thereof to be redeemed and that on and after the Redemption Date, upon surrender for cancellation of such Note to the Paying Agent, a new Note or Notes in the aggregate principal amount equal to the unredeemed portion thereof will be issued without charge to the Holder;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price and the name and address of the Paying Agent;

(6) that the redemption is for a sinking or analogous fund, if such is the case;

(7) the CUSIP number, if any, relating to such Notes;

(8) the provision pursuant to which the Notes are to be redeemed; and

(9) any condition to such redemption.

(b) Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company’s written request at least 10 days prior to such Redemption Date (unless a shorter notice shall be satisfactory to the Trustee) together with the notice to be given and delivered, by the Trustee in the name and at the expense of the Company.

(c) The notice of redemption may, at the Company’s discretion, be given subject to the satisfaction or waiver of one or more conditions precedent, including, but not limited to, the completion of a corporate transaction that is pending (such as an equity or equity-linked offering, an Incurrence of Indebtedness or an acquisition or other strategic transaction involving a Change of Control of the Company, the Parent Guarantor or another entity). If such redemption is so subject to satisfaction or waiver of one or more conditions precedent, such notice shall describe each such condition, and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or otherwise waived on or prior to the Business Day immediately preceding the relevant Redemption Date. The Company shall provide notice of any rescission to the Trustee at least two Business Days prior to the Redemption Date.

Section 3.05 Effect of Notice of Redemption. Subject to Section 3.04, once a notice of redemption is mailed (or electronically delivered), Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price. Upon surrender to the Paying Agent, such Notes called for redemption shall be paid at the Redemption Price, but interest installments whose maturity is on or prior to such Redemption Date will be payable on the relevant Interest Payment Dates to the Holders of record at the close of business on the relevant record dates specified pursuant to Section 2.01.

Section 3.06 Deposit of Redemption Price. On or prior to 2:00 p.m., New York City time, on the Business Day prior to the relevant Redemption Date, the Company shall deposit with the Trustee or the Paying Agent (or, if the Company or the Parent Guarantor is acting as the Paying Agent, segregate and hold in trust as provided in Section 2.07) an amount of money in same day funds sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on the Notes or portions thereof which are to be redeemed on that date, other than Notes or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation.

If the Company complies with the preceding paragraph, then, unless the Company defaults in the payment of such Redemption Price, interest on the Notes to be redeemed will cease to accrue on and after the applicable Redemption Date, whether or not such Notes are presented for payment, and the Holders of such Notes shall have no further rights with respect to such Notes except for the right to receive the Redemption Price upon surrender of such Notes. If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal, and, to the extent lawful, accrued interest thereon shall, until paid, bear interest from the Redemption Date at the rate specified pursuant to Section 2.01 or provided in the Notes or, in the case of Original Issue Discount Notes, such Notes’ yield to maturity.

Section 3.07 Notes Redeemed or Purchased in Part. Upon surrender to the Paying Agent of a Note to be redeemed in part, the Company shall execute and the Trustee shall authenticate and deliver (or transfer by book entry) to the Holder of such Note without service charge a new Note or Notes, of the same series and of any authorized denomination as requested by such Holder in aggregate principal amount equal to, and in exchange for, the unredeemed portion of the principal of the Note so surrendered that is not redeemed.

Section 3.08 Purchase of Notes. Unless otherwise specified as contemplated by Section 2.01, the Company, the Parent Guarantor and any Affiliate of the Company may, subject to applicable law, at any time purchase or otherwise acquire Notes in the open market or by private agreement. Any such acquisition shall not operate as or be deemed for any purpose to be a redemption of the Indebtedness represented by such Notes. Any Notes purchased or acquired by the Company or the Parent Guarantor may be delivered to the Trustee and, upon such delivery, the Indebtedness represented thereby shall be deemed to be satisfied. Section 2.14 shall apply to all Notes so delivered.

ARTICLE IV

COVENANTS

Section 4.01 Payment of Notes. The Company shall pay the principal of and interest on the Notes of each series on the dates and in the manner provided in the Notes of such series and in this Indenture. Principal and interest shall be considered paid on the date due if the Paying Agent (other than the Company, the Parent Guarantor or a Subsidiary) holds on that date money deposited by the Company designated for and sufficient to pay all principal and interest then due.

The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate equal to the then applicable interest rate on the Notes to the extent lawful; and it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Reports.

For so long as any Notes of any series are outstanding:

(a) The Company covenants and agrees to provide to the Trustee, within 15 days after they are required to be filed with the SEC, copies, which may be in electronic format, of the annual report and of the information, documents and other reports of the Parent Guarantor (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Parent Guarantor is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Parent Guarantor may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company covenants and agrees to continue to provide the Trustee the following with respect to the Parent Guarantor and its Subsidiaries (including the Company):

(1) within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

(2) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Parent Guarantor has any of its securities listed on such exchange.

(b) Notwithstanding any other provision of this Section 4.02, the Company shall not be required to provide to the Trustee any information which is posted on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca, the Electronic Data-Gathering, Analysis and Retrieval (EDGAR) system maintained by the SEC at www.sec.gov, or the Parent Guarantor’s website.

(c) Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s or the Parent Guarantor’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

Section 4.03 Change of Control.

(a) Upon the occurrence of a Change of Control Triggering Event, the Company shall make an offer (a “Change of Control Offer”) to each Holder of any series to which this Section 4.03 is applicable to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder’s Notes of such series at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (provided, however, that interest payable on or prior to the Change of Control Payment Date, described below, shall be payable to the Holders of the Notes repurchased registered as such at the close of business on the regular record date for such interest) (the “Change of Control Payment”). Within 30 days following the date upon which a Change of Control Triggering Event occurred, or at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company shall mail, by first class mail, or otherwise send a notice to each Holder of Notes of such series describing the transaction or transactions that constitute the Change of Control Triggering Event, offering to repurchase the Notes and stating: (1) that the Change of Control Offer is being made pursuant to this Section 4.03 and that all Notes of such series tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed or otherwise sent (the “Change of Control Payment Date”); (3) that if the notice is mailed or otherwise sent prior to the date of consummation of the Change of Control, the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date; (4) that any Note of such series not tendered will continue to accrue interest; (5) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes of such series accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (6) that Holders electing to have any Notes of such series purchased pursuant to a Change of Control Offer will be required to surrender the Notes of such series to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (7) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile, transmission or letter setting forth the name of the Holder, the principal amount of Notes of such series delivered for purchase, and a statement that such Holder is withdrawing its election to have the Notes of such series purchased; and (8) that Holders whose Notes are being purchased only in part will be issued new Notes of such series equal in principal amount to the unpurchased portion of the Notes of such series surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof. The Company shall notify the Trustee, at least 5 days (or such shorter period as is acceptable to the Trustee) prior to the mailing or sending of the Change of Control Offer, of the Company’s obligation to make the Change of Control Offer, and the Change of Control Offer shall be mailed or sent by the Company, or at the Company’s request, by the Trustee in the name and at the expense of the Company. The Company shall comply with the requirements of Section 14(e) of and Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue of such conflict.

(b) Holders of Notes electing to have such Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice, or transfer their Notes to the Paying Agent by book-entry transfer pursuant to the applicable procedures of the Paying Agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

(c) On the Change of Control Payment Date, the Company shall, to the extent lawful, (1) accept for payment all Notes of such series or portions thereof properly tendered pursuant to the Change of Control Offer; (2) deposit with the Paying Agent, by 10:00 a.m., New York City time, on the Business Day prior to the Change of Control Payment Date, an amount equal to the Change of Control Payment in respect of all Notes of such series or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes of such series so accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes of such series or portions thereof being purchased by the Company. The Paying Agent shall promptly mail to each such Holder of Notes of such series so tendered the Change of Control Payment for such Notes so tendered, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Notes of such series equal in principal amount to any unpurchased portion of the Notes of such series surrendered by such Holder, if any; provided, that each such new Notes of such series shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

(d) For the avoidance of doubt, the provisions described in this Section 4.03 that require the Company to make a Change of Control Offer following a Change of Control Triggering Event are applicable whether or not any other provisions of this Indenture are applicable.

(e) Notwithstanding anything to the contrary in this Section 4.03, the Company shall not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner at the times and otherwise in compliance with the requirements set forth in this Section 4.03 and all other provisions of the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes of the applicable series properly tendered and not withdrawn under such Change of Control Offer.

Section 4.04 Limitations on Liens.

Each of the Company and the Parent Guarantor shall not, and each of the Company and the Parent Guarantor shall not permit any of their respective Restricted Subsidiaries to, Incur or to permit to exist any Lien of any nature whatsoever (other than Permitted Liens) on any of the Company’s, the Parent Guarantor’s or their respective Restricted Subsidiaries’, property or assets now owned or hereafter acquired by them (including any Capital Stock or evidence of Indebtedness and including any Capital Stock or Indebtedness of the Company held by the Company or any Subsidiary) securing any Indebtedness, without contemporaneously therewith effectively securing the relevant Notes equally and ratably with (or prior to) such Indebtedness for so long as such Indebtedness is so secured, unless, after giving effect to such Lien, the aggregate amount of all Indebtedness secured by such Liens (other than Permitted Liens) on property or assets of the Company, the Parent Guarantor and each of the Company Restricted Subsidiaries and the Parent Restricted Subsidiaries, plus all Attributable Indebtedness of the Company, the Parent Guarantor and the Restricted Subsidiaries with respect to Sale/Leaseback Transactions permitted as described in Section 4.05 of this Indenture, does not exceed 10% of Consolidated Net Worth.

Section 4.05 Limitation on Sale/Leaseback Transactions.

Each of the Company and the Parent Guarantor shall not, and each of the Company and the Parent Guarantor shall not permit any of their respective Restricted Subsidiaries to, enter into a Sale/Leaseback Transaction, unless, after giving effect thereto, the aggregate amount of all Attributable Indebtedness with respect to all such Sale/Leaseback Transactions, plus all Indebtedness secured by Liens to which Section 4.04 is applicable, does not exceed 10% of Consolidated Net Worth. However, the provisions in this Section 4.05 shall not apply to, and there shall be excluded from Attributable Indebtedness in any computation in this Section 4.05 and in Section 4.04, Attributable Indebtedness with respect to a Sale/Leaseback Transaction if: (1) the lease in such Sale/Leaseback Transaction is for a period, including renewal rights, of three years or less; (2) the Company, the Parent Guarantor or a Restricted Subsidiary, within one year (or, in the event the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction exceeds $75 million, within two years) after such Sale/Leaseback Transaction, apply an amount not less than the greater of the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction or the fair market value of such property (as determined in good faith by the Board of Directors) to either the retirement of Funded Indebtedness of the Company, the Parent Guarantor or a Restricted Subsidiary or the purchase by the Company, the Parent Guarantor or a Restricted Subsidiary of other property having a fair market value (as determined in good faith by the Board of Directors) at least equal to the fair market value of the property so leased in such Sale/Leaseback Transaction; or (3) such Sale/Leaseback Transaction is entered into among the Company, the Parent Guarantor and a Restricted Subsidiary (or any combination of the foregoing, including between Restricted Subsidiaries).

Section 4.06 Additional Guarantees; Limitation on Subsidiary Indebtedness.

Each of the Company and the Parent Guarantor shall not permit any of their respective Restricted Subsidiaries to Incur any Indebtedness unless, at the time of such Incurrence, such Restricted Subsidiary has Guaranteed all the obligations of the Company with respect to the Notes pursuant to the terms of the Indenture, such Guarantee to be in the form provided for in Exhibit D to this Indenture. The foregoing shall not apply to (1) any Indebtedness Incurred by a Restricted Subsidiary to finance its working capital requirements; provided that the aggregate amount of such Indebtedness Incurred by all Restricted Subsidiaries who have not Guaranteed all the obligations of the Company with respect to the Notes pursuant to the terms of the Indenture and outstanding at any time shall not exceed $100,000,000; (2) any Indebtedness secured by (a) Permitted Liens or (b) Liens to which the exception in Section 4.04 is applicable; provided that the aggregate amount of all such Indebtedness and all Indebtedness of the Company secured by such Liens (other than Permitted Liens), plus all Attributable Indebtedness of the Company, the Parent Guarantor and the Restricted Subsidiaries with respect to Sale/Leaseback Transactions permitted under Section 4.05, does not exceed 10% of Consolidated Net Worth; (3) any Attributable Indebtedness (a) with respect to a Sale/Leaseback Transaction which is permitted under Section 4.05 or (b) to which the provisions under Section 4.05 are not applicable; and (4) any Indebtedness owed to and held by the Company, the Parent Guarantor or another Restricted Subsidiary; provided that any subsequent transfer of any such Indebtedness or any subsequent transfer of any Capital Stock of such Restricted Subsidiary, or any other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary, shall be deemed to constitute the Incurrence of such Indebtedness at such time. Subject to Section 8.01, no Guarantor shall be released from its Guarantee provided pursuant to this Section or Section 5.02 unless (i) such Guarantor ceases to be a Restricted Subsidiary or (ii) such Guarantor has been discharged from all its obligations with respect to all Indebtedness Incurred by such Guarantor (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) and such Guarantor has not had any Indebtedness (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) outstanding for a period of 91 days.

Section 4.07 Limitations on Affiliate Transactions and Unrestricted Subsidiaries

(a) Each of the Company and the Parent Guarantor shall not, and each of the Company and the Parent Guarantor shall not permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Unrestricted Subsidiary (an “Unrestricted Subsidiary Transaction”) on terms (i) that are less favorable in sum to the Company, the Parent Guarantor or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (ii) that, in the event such Unrestricted Subsidiary Transaction involves an aggregate amount in excess of $25,000,000, are not in writing and have not been approved by a majority of the members of the Board of Directors. The foregoing shall not prohibit any Investment by the Company, the Parent Guarantor or any Restricted Subsidiary in any Unrestricted Subsidiary.

(b) The Company and the Parent Guarantor shall not permit any of their respective Unrestricted Subsidiaries to Incur any Indebtedness other than Non-Recourse Indebtedness; provided that in the event any such Indebtedness ceases for any reason to constitute Non-Recourse Indebtedness, such Subsidiary shall be deemed to have Incurred such Indebtedness at such time.

(c) Each of the Company and the Parent Guarantor shall not, and each of the Company and the Parent Guarantor shall not permit any of their respective Restricted Subsidiaries to, directly or indirectly, transfer to any Unrestricted Subsidiary, any property or assets owned by the Company, the Parent Guarantor or any Restricted Subsidiary on the date of this Indenture (i) on terms that are less favorable in sum to the Company, the Parent Guarantor or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transfer in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (ii) unless the aggregate price for such property or assets under such transfer, plus the aggregate prices for any other such property or assets under any other such transfers completed during the twelve-month period immediately preceding such transfer, does not exceed $25,000,000.

Section 4.08 Statement by Officers as to Default

The Parent Guarantor will deliver to the Trustee, for and on behalf of the Company, on or before a date not more than 120 days after the end of each fiscal year of the Company (currently on a calendar year basis) ending after the date hereof, an Officer’s Certificate stating, as to each Officer signing such certificate (one of which Officers shall be the principal executive officer, principal financial officer or principal accounting officer of the Parent Guarantor), that (i) in the course of their performance of their duties as an officer of the Parent Guarantor they would normally have knowledge of any Default, (ii) whether or not to the best of their knowledge any Default occurred during such year and (iii) if to the best of their knowledge the Company is in Default, specifying all such Defaults and what action the Company is taking or proposes to take with respect thereto.

ARTICLE V

SUCCESSORS

Section 5.01 When Company May Merge or Transfer Assets

The Company shall not amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to any person, unless:

(a) the resulting, surviving or transferee person (if not the Company) shall be a person organized and existing under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, any State thereof or the District of Columbia and such person shall expressly assume by a Supplemental Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the this Indenture and the Notes;

(b) immediately after giving effect to such transaction or transactions, no Default shall have occurred and be continuing; and

(c) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (who may rely on such Officer’s Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such Supplemental Indenture (if any) comply with this Indenture and that all conditions precedent in this Indenture relating to such transaction and the execution of such Supplemental Indenture have been satisfied.

The resulting, surviving or transferee person shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture relating to the Notes, but the predecessor Company, in the case of a conveyance, transfer or lease, shall not be released from the obligation to pay the principal of and interest on the Notes.

Section 5.02 When Restricted Subsidiaries That are Guarantors May Merge or Transfer Assets

Each of the Company and the Parent Guarantor shall not permit any of their respective Restricted Subsidiaries that are Guarantors to, and the Parent Guarantor shall not, amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any person unless:

(a) the resulting, surviving or transferee person (if not the Parent Guarantor or such Guarantor) shall be a person organized and existing under the laws of the jurisdiction under which the Parent Guarantor or such Guarantor or its parent corporation was organized or under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, or any State thereof or the District of Columbia and such person shall expressly assume by a supplemental Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Parent Guarantor under the Parent Guarantee or such Guarantor under its Guarantee, as applicable, unless such resulting surviving or transferee person has been released from such Guarantee in accordance with the terms of this Indenture or of such Guarantee as set forth in Exhibit D to this Indenture;

(b) immediately after giving effect to such transaction or transactions, no Default shall have occurred and be continuing; and

(c) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (who may rely on such Officer’s Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such Supplemental Indenture (if any) comply with this Indenture and that all conditions precedent in this Indenture relating to such transaction and the execution of such Supplemental Indenture have been satisfied.

ARTICLE VI

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

“Event of Default,” wherever used herein with respect to Notes of any series, means any one of the following events, unless in the establishing Board Resolution, Supplemental Indenture or Officer’s Certificate, it is provided that such series shall not have the benefit of said Event of Default:

(a) the Company defaults in any payment of interest on any Notes when the same becomes due and payable, and such default continues for a period of 30 days;

(b) the Company defaults in the payment of the principal of the Notes of that series when the same becomes due and payable at its Stated Maturity, upon redemption, upon declaration or otherwise;

(c) the Company, the Parent Guarantor or another Guarantor fails to comply with Section 4.03, Section 5.01 or Section 5.02;

(d) the Company, the Parent Guarantor or any Restricted Subsidiary fails to comply with Section 4.02, Section 4.04, Section 4.05, Section 4.06 or Section 4.07, in each case if applicable to that series of Notes, and such failure continues for 60 days after the notice specified below;

(e) the Company, the Parent Guarantor or any Restricted Subsidiary fails to comply with any of its agreements in the Notes of that series or this Indenture (other than those referred to in (a), (b), (c) or (d) above or a failure to comply with any of its obligations under its covenants or agreements that are specifically for the benefit of one or more series of Notes other than that series of Notes) and such failure continues for 60 days after the notice specified below;

(f) Indebtedness of the Company, the Parent Guarantor or any Restricted Subsidiary is not paid within any applicable grace period and is accelerated by the holders thereof, or is accelerated by the holders thereof because of a default, and the total amount of such Indebtedness unpaid, or due and payable, and accelerated exceeds $50,000,000;

(g) the Company, the Parent Guarantor or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(1) commences a voluntary case;

(2) consents to the entry of an order for relief against it in an involuntary case;

(3) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(4) makes a general assignment for the benefit of its creditors; or

(5) takes any comparable action under any foreign laws relating to insolvency;

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against the Company, the Parent Guarantor or any Significant Subsidiary in an involuntary case;

(2) appoints a Custodian of the Company, the Parent Guarantor or any Significant Subsidiary or for any substantial part of its property; or

(3) orders the winding up or liquidation of the Company, the Parent Guarantor or any Significant Subsidiary;

(4) or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days; or

(i) the Parent Guarantee or any other Guarantee of the Notes by any Guarantor shall, at any time, cease to be in full force and effect for any reason other than the satisfaction in full of all obligations hereunder and discharge of this Indenture and other than as a result of the release of such Guarantee in accordance with the terms of such Guarantee or this

Indenture or shall be declared invalid or unenforceable by a court of competent jurisdiction or governmental authority; or if the Company or any Restricted Subsidiary shall assert, in any pleading in a court of competent jurisdiction, that any Guarantee of the Notes is invalid or unenforceable.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term “Bankruptcy Law” means Title 11, United States Code, or any similar Federal or state law for the relief of debtors. The term “Bankruptcy Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

A Default under clause (d) or (e) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the applicable Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officer’s Certificate of any event which with the giving of notice and the lapse of time would become an Event of Default under clause (d) or (e), its status and what action the Company is taking or proposes to take with respect thereto.

The Trustee shall be under no obligation to ascertain whether an Event of Default has occurred (other than an Event of Default under clause (a) or (b)) and shall not be deemed to have knowledge of any such Event of Default unless a Responsible Officer of the Trustee receives written notice thereof pursuant to the preceding paragraph or from any other source. The Trustee may conclusively assume, in the absence of such written notice to be contrary, that no Event of Default has occurred (other than an Event of Default under clause (a) or (b)).

Section 6.02 Acceleration

If an Event of Default with respect to the Notes, or a series of Notes, as the case may be (other than an Event of Default specified in Section 6.01(g) (with respect to the Company or the Parent Guarantor) or Section 6.01(h) (with respect to the Company or the Parent Guarantor)) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Notes or the outstanding Notes of such series, as the case may be, may declare the principal of and accrued but unpaid interest on all the Notes or all the Notes of such series to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(g) (with respect to the Company or the Parent Guarantor) or Section 6.01(h) (with respect to the Company or the Parent Guarantor) occurs, and is not cured within the time period permitted, the principal of and interest on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes, or the outstanding Notes of a series, by notice to the Trustee may rescind an acceleration with respect to the Notes or such series of Notes, as the case maybe, if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 6.03 Other Remedies.

If an Event of Default with respect to a series of Notes occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Notes of such series or to enforce the performance of any provision of the Notes of such series or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes of such series or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note of such series in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04 Waiver of Past Defaults and Events of Default.

The Holders of a majority in principal amount of the outstanding Notes or the outstanding Notes of a series, as the case may be, may waive an existing Default and its consequences except (i) a Default in the payment of the principal of or interest on the Notes or the Notes of such series, as the case may be, or (ii) a Default in respect of a provision that under Section 9.02 cannot be waived without the consent of each Holder of the Notes or each Holder of the Notes of such series, as the case may be, affected.

Section 6.05 Control by Majority.

The Holders of a majority in principal amount of the outstanding Notes, or if the remedy relates only to a series of the outstanding Notes, of the outstanding Notes of such series, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the Notes or the Notes of such series, as the case may be. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01 and if directed only by the Holders of Notes of a series, that the Trustee determines is unduly prejudicial to the rights of other Holders of the Notes or would involve the Trustee in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses, liability and expenses caused by taking or not taking such action.

Section 6.06 Limitation on Suits.

(a) Subject to Section 6.07, no Holder of the Notes shall have any right (by virtue or by availing of any provision of this Indenture to institute any action or proceeding at law or in equity or in bankruptcy or otherwise) to institute any judicial or other proceeding with respect to this Indenture, or for the appointment of a receiver or Trustee, or for any other remedy unless:

(1) the Holder shall have given the Trustee written notice that an Event of Default has occurred and remains uncured with respect to the Notes of that series;

(2) the Holders of not less than 25% in the aggregate principal amount of the Notes of such series then outstanding have made a written request or direction that the Trustee take action because of the Event of Default;

(3) the Holders specified in Section 6.06(a)(2) offer the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) the Holders of a majority in aggregate principal amount of Notes of such series then outstanding have not given the Trustee a direction inconsistent with the request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder, or to obtain a preference or priority over another Holder.

Section 6.07 Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note of a series to receive payment of the principal of, and interest and premium, if any, on, the Notes of such series on or after the respective due dates expressed in the Notes of such series, or to bring suit for the enforcement of any such payment on or after such respective dates, is absolute and unconditional, and shall not be impaired or affected without the consent of the Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default in payment of principal, interest or premium, if any, specified in Section 6.01(a) or Section 6.01(b) with respect to Notes of any series at the time outstanding occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company (or any other obligor on the Notes of that series) for the whole amount of unpaid principal and premium, if any, and accrued interest remaining unpaid, together with interest on overdue principal and premium, if any, and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate then borne by the Notes of that series, and such further amounts as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, as set forth in Section 7.07.

Section 6.09 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents, and take other actions (including sitting on a committee of creditors), as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor on the Notes), any of their respective creditors or any of their respective property, and the Trustee shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after deduction of its charges and expenses to the extent that any such charges and expenses are not paid out of the estate in any such proceedings, and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under this Section out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes of a series or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceedings.

Section 6.10 Priorities.

If the Trustee receives or collects any money pursuant to this Article VI, it shall pay out the money in the following order:

FIRST: to the Trustee for amounts due under this Indenture in all of its capacities, including the payment and/or reimbursement of all compensation, expenses, and liabilities incurred, and all advances made by the Trustee, and any and all costs and expenses of collection;

SECOND: to Holders for amounts then due and unpaid for the principal of, and interest and premium, if any, on, the Notes in respect of which, or for the benefit of which, such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes; for principal and any premium and interest, respectively; and

THIRD: to the Company.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10. At least 15 days before such record date, the Trustee shall mail (or electronically deliver) to each Holder a notice that states the record date, the payment date and amount to be paid.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in principal amount of the Notes of a series then outstanding.

ARTICLE VII

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing of which a Responsible Officer of the Trustee has obtained actual knowledge or received written notice thereof, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default, with respect to the Notes of any series:

(1) the Trustee undertakes to perform the express duties and only such duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture, but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee for review, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(1) this paragraph does not limit the effect of Section 7.01(b) and (e);

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to the provisions of this Section 7.01.

(e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or Incur any liability in the performance of any of its duties hereunder, or in the exercise of any of its rights, remedies, or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate security and/or indemnity against such risk or liability is not reasonably assured to it.

(f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law. All money received by the Trustee shall, until applied as herein provided, be held in trust for the payment of the principal of and interest on the Notes.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of Indebtedness or other paper or document (whether in its original, facsimile, or electronic form) believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) Any request, direction, order or demand of the Company mentioned in this Indenture shall be sufficiently evidenced by a Company Order (unless any evidence in respect thereof is specifically prescribed herein), and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by an Officer.

(c) The Trustee may consult at the Company’s expense with counsel of its own selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(d) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(e) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers conferred upon it by this Indenture.

(f) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

(g) The Trustee shall not be obligated to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of Indebtedness or other paper or document.

(h) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be compensated, reimbursed and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(i) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture (including upon or during an Event of Default) at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security and/or indemnity satisfactory to the Trustee against the fees, costs, expenses (including attorneys’ fees and expenses), losses, damages, penalties and liabilities which might be Incurred by it in compliance with such request or direction. The Trustee may refuse to follow any direction that conflicts with applicable law or this Indenture or that may involve the Trustee in personal liability or financial risk.

(j) The Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.

(k) The permissive right of the Trustee to do things enumerated in this Indenture shall not be construed as a duty of the Trustee.

(l) The Trustee shall not be deemed to have notice or knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee has received written notice of any event which is in fact such a Default or Event of Default from the Company or from the Holders of not less than 25% in principal amount of the outstanding Notes at the Corporate Trust Office of the Trustee, and such notice references the Notes and the Indenture.

(m) The transferor of any Note shall provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including any cost basis reporting obligations under Section 6045 of the Internal Revenue Code. The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information. In connection with any proposed exchange of a certificated Note for a Global Note, the Company or DTC shall be required to provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including any cost basis reporting obligations under Section 6045 of the Internal Revenue Code. The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

(n) The Trustee (in any of its capacities) shall not be responsible for determining whether any Change of Control has occurred and whether any Change of Control Payment and/or any other payment with respect to the Notes is required. The Trustee (in any of its capacities) shall not be responsible for monitoring the ratings of the Company, the Parent Guarantor or their Affiliates or any other party or making any request upon any rating agency.

(o) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(p) Before the Trustee acts or refrains from acting at the request or direction of the Company, it may require an Officer’s Certificate and an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on an Officer’s Certificate or an Opinion of Counsel.

(q) In no event shall the Trustee be responsible or liable under or in connection with this Indenture for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

Section 7.03 May Hold Notes. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any of its

Affiliates with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights and duties. However, the Trustee is subject to Section 7.10.

Section 7.04 Trustee’s Disclaimer. The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision hereof, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee and it shall not be responsible for any statement or recital herein or any statement in the Notes other than its certificate of authentication. The Trustee shall not be responsible (or have any liability related thereto) to make, confirm, or verify any calculation with respect to any matter under this Indenture. The Trustee shall have no duty to monitor or investigate the Company’s compliance with or the breach of, or cause to be performed or observed, any representation, warranty, or covenant, or agreement of any Person, other than the Trustee, made in this Indenture.

Section 7.05 Notice of Defaults. If a Default or Event of Default with respect to the Notes of any series occurs and is continuing and a Responsible Officer of the Trustee has obtained actual knowledge or received written notice thereof, the Trustee shall mail (or provide by electronic means) to Holders of Notes of such series a notice of the Default or Event of Default within 90 days after it has knowledge thereof. Except in the case of a Default or Event of Default in payment of principal of and interest on or any sinking fund installment with respect to the Notes of such series, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of Holders of Notes of such series.

Section 7.06 Intentionally Omitted.

Section 7.07 Compensation and Indemnity.

The Company covenants and agrees to pay the Trustee (all references in this Section 7.07 to the Trustee shall be deemed to apply to the Trustee in any and all of its capacities) such amount as shall be agreed upon in writing with the Company in full compensation for its acceptance of this Indenture all services rendered by the Trustee hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Except as herein otherwise expressly agreed in writing by the Company and the Trustee, the Company will pay or reimburse the Trustee upon its request for all reasonable expenses and disbursements incurred or made by the Trustee in connection with the negotiation, acceptance and administration of this Indenture (including, without limitation, the reasonable compensation and the reasonable expenses, advances and disbursements of its counsel and of all Persons not regularly in its employ), the exercise of its rights under this Indenture and/or the performance of its duties under this Indenture except any such expense or disbursement as shall be determined to have been caused by its own negligence or willful misconduct. The Company also covenants and agrees to indemnify each of the Trustee and each successor Trustee for, defend, and hold harmless each of the Trustee and each successor Trustee and their respective officers, directors, employees, representatives and agents from and against, any loss, liability, claim, damage, cost or expense incurred (without negligence or willful misconduct on its part or any of its employees, directors, representatives, agents and officers) arising out of or in connection with (i) the acceptance or administration of the trust or trusts under this Indenture, including, without limitation, the costs and expenses of its counsel or defending itself against any claim (whether against the Company, a Holder or any other Person) or liability resulting from the performance of its obligations under the Indenture and (ii) the exercise or performance or any of its rights, powers or duties under this

Indenture (and including liability which the Trustee may incur as a result of failure to withhold, pay or report Taxes for amounts as contemplated under this indenture). The obligations of the Company under this Section shall constitute additional indebtedness hereunder.

When the Trustee Incurs expenses or renders services after an Event of Default specified in Section 6.01(g) or (h) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

“Trustee” for purposes of this Section shall include any predecessor Trustee; provided that the negligence, willful misconduct or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

To secure the obligations owed to the Trustee pursuant to this Section 7.07 the Trustee may withhold or set-off any amounts due and owing to it under this Indenture from any money or property held or collected by it in its capacity as Trustee.

Section 7.08 Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08. The Trustee may resign and be discharged at any time upon 30 days’ written notice with respect to the Notes of one or more series by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Notes of any series may remove the Trustee upon 30 days’ written notice with respect to the Notes of such series by so notifying the Trustee and the Company. The Company shall remove the Trustee if:

(a) the Trustee fails to comply with Section 7.10;

(b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c) a Bankruptcy Custodian or public officer takes charge of the Trustee or its property; or

(d) the Trustee otherwise becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, with respect to the Notes of one or more series, the Company shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Notes of any particular series).

If a successor Trustee with respect to the Notes of any series does not take office within 60 days after the retiring or removed Trustee resigns or is removed, the retiring or removed Trustee, the Company or the Holders of at least 25% in principal amount of the then outstanding Notes of such series may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

If the Trustee with respect to the Notes of a series fails to comply with Section 7.10, any Holder of Notes of such series may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the Notes of such series.

In case of the appointment of a successor Trustee with respect to all Notes, each such successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee, to the Company and on the request of the Company or the successor trustee, such retiring Trustee shall, upon payment of its fees, costs, expenses (including attorneys’ fees and expenses), charges and all other amounts payable to it hereunder, execute and deliver an instrument transferring to such successor trustee all the rights, powers and duties of the retiring Trustee. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the retiring Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.07.

In case of the appointment of a successor Trustee with respect to the Notes of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Notes of one or more (but not all) series shall execute and deliver an indenture supplemental hereto in which each successor Trustee shall accept such appointment and that (i) shall confer to each successor Trustee all the rights, powers and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates, (ii) if the retiring Trustee is not retiring with respect to all Notes, shall confirm that all the rights, powers and duties of the retiring Trustee with respect to the Notes of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee and (iii) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee. Nothing herein or in such Supplemental Indenture shall constitute such Trustees co-trustees of the same trust, and each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee. Upon the execution and delivery of such Supplemental Indenture and the upon payment of the retiring Trustee’s charges and all other amounts payable to it hereunder, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee shall have all the rights, powers and duties of the retiring Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates. On request of the Company or any successor Trustee, such retiring Trustee shall transfer to such successor Trustee all property held by such retiring Trustee as Trustee with respect to the Notes of that or those series to which the appointment of such successor Trustee relates. Such retiring Trustee shall, however, have the right to deduct its unpaid fees and expenses, including attorneys’ fees, costs, and expenses, and any and all other amounts owed to the Trustee (in any of its capacities).

Notwithstanding replacement of the Trustee or Trustees pursuant to this Section 7.08, the obligations of the Company under Section 7.07 shall continue for the benefit of the retiring Trustee or Trustees.

Section 7.09 Successor Trustee by Merger, etc. Subject to Section 7.10, if the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another Person, the successor Person without any further act shall be the successor Trustee.

In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

Section 7.10 Eligibility; Disqualification. There shall at all times be a Trustee hereunder which shall be a corporation or banking association organized and doing business under the laws of the United States, any State thereof or the District of Columbia and authorized under such laws to exercise corporate trust power, shall be subject to supervision or examination by federal or state (or the District of Columbia) authority and shall have, or be a subsidiary of a bank or bank holding company having, a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition.

Section 7.11 Appointment of Co-Trustee.

(a) Notwithstanding any other provisions of this Indenture, at any time for the purpose of meeting any legal requirement of any jurisdiction, the Trustee shall have the power and may execute and deliver all instruments necessary for the appointment of one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, and to vest in such Person or Persons, in such capacity and for the benefit of the Holders, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 7.10 hereof and no notice to Holders of the appointment of any co-trustee is or separate trustee shall be required under Section 7.08 hereof.

(b) Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(1) all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Trustee;

(2) the Trustee shall not be personally liable by reason of any act or omission of any co-trustee or separate trustee hereunder. No co-trustee hereunder shall be personally liable by reason of any act or omission of the Trustee, any separate trustee or any other co-trustee hereunder. No separate trustee hereunder shall be personally liable by reason of any act or omission of the Trustee, any co-trustee or any other separate trustee hereunder; and

(3) the Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

(c) Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article VII. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, specifically including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection or rights (including the rights to compensation, reimbursement and indemnification hereunder) to, the Trustee. Every such instrument shall be filed with the Trustee.

(d) Any separate trustee or co-trustee may at any time constitute the Trustee its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name.

ARTICLE VIII

DISCHARGE OF INDENTURE

Section 8.01 Satisfaction and Discharge of Liability on Notes; Defeasance.

(a) This Indenture will be discharged and will cease to be of further effect with respect to all Notes of a series (except as to rights of transfer or exchange of Notes of a series, which shall survive until all Notes of such series have been canceled) as to all outstanding Notes of such series issued hereunder (and the Company’s obligations in respect of the Notes of such series will be discharged), when

(1) either:

(A) all the Notes of the applicable series that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B) all the Notes of the applicable series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable by reason of the giving of a notice of redemption or otherwise within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes of the applicable series, cash in U.S. Dollars, non-callable U.S. Government Securities or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay and discharge the entire Indebtedness on the Notes of such series not delivered to the Trustee for cancellation for principal, premium, if any, and accrued and unpaid interest to the date of Maturity or redemption;

(2) in respect of clause (1)(B) of this Section 8.01(a), no Default or Event of Default has occurred and is continuing under this Indenture on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from or arising in connection with borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(3) the Company has paid or caused to be paid all sums payable by it under this Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes of such series issued hereunder at Maturity or the Redemption Date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(b) Subject to Section 8.02 and Section 8.06, the Company at any time may terminate, with respect to Notes of a particular series, (i) all its obligations under the Notes of such series and this Indenture with respect to the Notes of such series (“Legal Defeasance Option”) or (ii) its obligations with respect to the Notes of such series under Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.07, the operation of Section 6.01(e), Section 6.01(f), Section 6.01(g) (with respect to the Significant Subsidiaries only), Section 6.01(h) (with respect to the Parent Guarantor and Significant Subsidiaries only) and Section 6.01(i) and the limitations in Section 5.02 (“Covenant Defeasance Option”).

If the Company exercises its Legal Defeasance Option, payment of the Notes of the defeased series may not be accelerated because of an Event of Default. If the Company exercises its Covenant Defeasance Option, payment of the Notes of the defeased series may not be accelerated because of an Event of Default specified in Section 6.01(c) (with respect to the Parent Guarantor or any other Guarantors only),Section 6.01(d), Section 6.01(e), Section 6.01(f), Section 6.01(g) (with respect to the Parent Guarantor and the Significant Subsidiaries only), Section 6.01(h) (with respect to the Parent Guarantor and Significant Subsidiaries only) and Section 6.01(i) or because of the failure of the Company to comply with Section 5.01(b) (except to the extent covenants or agreements referenced in such Sections remain applicable).

Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates and, in the event of the exercise by the Company of either its Legal Defeasance Option or its Covenant Defeasance Option, the Trustee shall release each Guarantor from its Guarantee with respect to the Notes of the defeased series.

Section 8.02 Conditions of Defeasance.

(a) The Company may exercise its Legal Defeasance Option or its Covenant Defeasance Option with respect to Notes of a particular series only if:

(1) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the full payment of principal of, and premium, if any, and interest on, the Notes of such series to maturity or redemption, as the case may be;

(2) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without investment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium (if any) and interest when due on all the Notes of such series to maturity or redemption, as the case may be;

(3) 91 days pass after the deposit is made and during the 91-day period no Default specified in Section 6.01(g) or (h) with respect to the Company occurs which is continuing at the end of the period;

(4) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(5) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the United States Investment Company Act of 1940, as amended;

(6) in the event of the Legal Defeasance Option, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of this Indenture there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of Notes of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(7) in the event of the Covenant Defeasance Option, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of Notes of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred; and

(8) the Company delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes of such series as contemplated by this Article VIII have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Notes of such series at a future date in accordance with Article III.

Section 8.03 Application of Trust Money.

(a) The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to this Article VIII. It shall apply the deposited money and the money from U.S. Government Obligations through any paying agent and in accordance with this

Indenture to the payment of principal of, and premium, if any, and interest on, the Notes, if any, of the defeased series.

Section 8.04 Repayment to Company.

(a) The Trustee and any paying agent shall promptly turn over to the Company upon request any excess money or securities held by them at any time.

(b) Subject to any applicable abandoned property law, the Trustee and any paying agent shall pay to the Company upon request any money held by them for the payment of principal, premium (if any) or interest that remains unclaimed for two years, and, thereafter, Holders entitled to such money must look to the Company for payment as general creditors.

Section 8.05 Indemnity for U.S. Government Obligations.

(a) The Company shall pay and shall indemnify the Trustee and the Holders against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

Section 8.06 Reinstatement.

(a) If the Trustee or any paying agent .is unable to apply any money or U.S. Government Obligations in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or government authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Notes of the defeased series shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or any paying agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Section; provided that, if the Company has made any payment of interest on or principal of the Notes of a defeased series because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes of such series to receive such payment from the money or U.S. Government Obligations held by the Trustee or any paying agent.

Section 8.07 Moneys Held by Paying Agent.

(a) In connection with the satisfaction and discharge of this Indenture, all moneys then held by any Paying Agent under the provisions of this Indenture shall, upon written demand of the Company, be paid to the Trustee, or if sufficient moneys have been deposited to the Trustee, to the Company upon a request of the Company, and thereupon the Paying Agent shall be released from all further liability with respect to such moneys.

Section 8.08 Moneys Held by Trustee.

(a) Any moneys deposited with the Trustee or any Paying Agent or then held by the Company in trust for the payment of the principal of, or premium, if any, or interest on any Note of a series that are not applied but remain unclaimed by the Holder of such Note for two years after the date upon which the principal of, or premium, if any, or interest on such Note shall have respectively become due and payable shall, subject to applicable abandoned property law, be repaid to the Company upon a request of the Company, or if such moneys are then held by the Company in trust, such moneys shall be released from such trust; and the Holder of such Note entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company for the payment thereof, and all responsibility and liability of the Trustee or the Paying Agent with respect to such trust money shall thereupon cease. After payment to the Company or the release of any money held in trust by the Company, Holders entitled to the money must look only to the Company for payment as general creditors unless applicable abandoned property law designates another Person.

ARTICLE IX

SUPPLEMENTAL INDENTURES AND AMENDMENTS

Section 9.01 Without Consent of Holders. The Company, when authorized by a Board Resolution, and the Trustee may amend or supplement this Indenture or the Notes of one or more series for any of the following purposes without notice to or consent of any Holder:

(a) to cure any ambiguity, defect or inconsistency herein or in the Notes of the applicable series;

(b) to provide for the assumption by a successor of the Company of this Indenture or the successor of a Guarantor (including the Parent Guarantor) under a Guarantee (including the Parent Guarantee);

(c) to add Guarantees with respect to the Notes;

(d) to secure any or all of the Notes;

(e) to add to the covenants of the Company or the Parent Guarantor or add any additional Events of Default for the benefit of the Holders;

(f) to surrender any right or power conferred on the Company or the Parent Guarantor;

(g) to make such other provisions under this Indenture or under any Supplemental Indenture as the Company may deem necessary or desirable, and which does not in each case adversely affect the interests of the Holders of the applicable Notes in any material respect;

(h) to provide for the issuance of, and establish the form and terms and conditions of, the applicable Notes as permitted by this Indenture or any Supplemental Indenture;

(i) to supplement any of the provisions of this Indenture or any Supplemental Indenture to the extent necessary to permit or facilitate the defeasance or discharge of Notes that, in each case, does not adversely affect the interests of the Holders of the applicable Notes in any material respect;

(j) to change or eliminate any provision of this Indenture or any Supplemental Indenture that becomes effective only when there is not outstanding any debt security of any series issued under this Indenture that is entitled to the benefit of such provision;

(k) to comply with covenants in this Indenture regarding mergers, amalgamations, arrangements, consolidations and sales of assets;

(l) to provide for uncertificated Notes in addition to or in place of certificated Notes; and

(m) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes of one or more series, and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee.

The Trustee is hereby authorized to join with the Company in the execution of any amendment or Supplemental Indenture authorized or permitted by the terms of this Indenture, and to make any further appropriate agreements and stipulations which may be therein contained, but the Trustee shall not be obligated to enter into any such amendment or Supplemental Indenture which adversely affects its own rights, privileges, duties, protections, limitations of liability, indemnities, or immunities under this Indenture.

Section 9.02 With Consent of Holders.

(a) The Company, when authorized by a Board Resolution, and the Trustee may amend or supplement this Indenture or the Notes of one or more series with the written consent of the Holders of not less than a majority in principal amount of the outstanding Notes of such series affected by such amendment or supplement without notice to any Holder. The Holders of not less than a majority in principal amount of the outstanding Notes of each such series affected by any Default, Event of Default, or compliance by the Company in a particular instance with any provision of this Indenture or the Notes of such Series may waive such Default, Event of Default or compliance without notice to any Holder. Subject to Section 9.03, without the consent of each Holder affected, however, an amendment, supplement or waiver may not:

(1) reduce the percentage in principal amount of the outstanding Notes of such series, the consent of whose Holders is required to amend or supplement this Indenture or the Notes;

(2) reduce the rate of or extend the time for payment of interest on any Notes of such series;

(3) reduce the principal of or extend the Stated Maturity of any Notes of such series;

(4) reduce the premium payable upon any redemption of any Notes of such series or change the time at which any Notes of such series may or shall be redeemed;

(5) make any Notes of such series payable in currency other than that stated in the Notes;

(6) impair the rights of any Holder of the Notes to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7) make any change in the Parent Guarantee or any other Guarantee that would adversely affect any Holder of the Notes; or

(8) make any change to any of the provisions of this Section 9.02, or other provision of this Indenture dealing with modification and waiver of this Indenture or suits by Holders (except to increase any such percentage required for any modification or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby).

(b) Upon the request of the Company, accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture, and upon the receipt by the Trustee of evidence reasonably satisfactory to the Trustee of the consent of the Holders as aforesaid and of the documents described in Section 9.05, the Trustee shall join with the Company in the execution of such amendment or Supplemental Indenture, unless such amendment or Supplemental Indenture affects the Trustee’s own rights, privileges, duties, protections, limitations of liability, indemnities, or immunities under this Indenture, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amendment or Supplemental Indenture.

(c) It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, Supplemental Indenture, or waiver, but it shall be sufficient if such consent approves the substance thereof.

(d) After an amendment or Supplemental Indenture under this Section 9.02 becomes effective, the Company shall mail (or deliver electronically) to Holders a notice briefly describing the amendment or Supplemental Indenture. Any failure of the Company to mail (or deliver electronically) any such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any amendment or Supplemental Indenture.

Section 9.03 Revocation and Effect of Consents. Until an amendment, Supplemental Indenture, or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to his or her Note or portion of a Note if the Trustee receives written notice of revocation before a date and time therefor identified by the Company in a notice furnished to such Holder in accordance with the terms of this Indenture or, if no such date and time shall be identified, the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver or to take any other action under this Indenture. If a record date is fixed, then notwithstanding the provisions of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to consent to such amendment, supplement or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No consent shall be valid or effective for more than 90 days after such record date unless consents from Holders of the principal amount of Notes required hereunder for such amendment, supplement or waiver to be effective shall have also been given and not revoked within such 90-day period.

After an amendment, Supplemental Indenture, or waiver becomes effective, it shall bind every Holder, unless it is of the type described in any of clauses (a)(1) through (8) of Section 9.02 hereof. In such case, the amendment, supplement or waiver shall bind each Holder who has consented to it and every subsequent Holder that evidences the same debt as the consenting Holder’s Note.

Section 9.04 Notation on or Exchange of Notes. If an amendment or Supplemental Indenture changes the terms of an outstanding Note, the Company may require the Holder of the Note to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note at the request of the Company regarding the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Note shall issue, and the Trustee shall (upon the receipt of an Authentication Order) authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment or Supplemental Indenture.

Notes of any series authenticated and delivered after the execution of any amendment or Supplemental Indenture may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such amendment or Supplemental Indenture.

Section 9.05 Trustee to Sign Amendments, etc. The Trustee shall sign any amendment or supplement authorized pursuant to this Article IX if the amendment or supplement does not adversely affect the rights, duties, liabilities, immunities or indemnities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment or supplement the Trustee shall be entitled to receive an indemnity reasonably satisfactory to it, and (subject to Section 7.01) shall be entitled to receive and shall be fully protected in relying upon an Officer’s Certificate and an Opinion of Counsel stating that such amendment or supplement is authorized or permitted by this Indenture and all conditions precedent in this Indenture relating to the execution of such amendment or supplement by the Trustee have been complied with.

ARTICLE X

PARENT GUARANTEE

Section 10.01 Parent Guarantee.

(a) The Parent Guarantor hereby unconditionally and irrevocably guarantees to each Holder of the Notes: (i) the full and punctual payment of principal of and interest on the Notes when due, whether at Maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under this Indenture and the Notes; and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture and the Notes (all the foregoing, the “Parent Guaranteed Obligations” and, each, a “Parent Guaranteed Obligation”).

(b) The Parent Guarantor further agrees that the Parent Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound under this Article X notwithstanding any extension or renewal of any Parent Guaranteed Obligation.

(c) The Parent Guarantor waives presentation to, demand of payment from and protest to the Company of any of the Parent Guaranteed Obligations and also waives notice of protest for nonpayment. The Parent Guarantor waives notice of any default under the Notes or the Parent Guaranteed Obligations.

(d) The obligations of the Parent Guarantor hereunder shall not be affected by:

(1) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Company or any other person under the Indenture, the Notes or any other agreement or otherwise;

(2) any extension or renewal of any thereof;

(3) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; or

(4) the failure of any Holder to exercise any right or remedy against any other guarantor of the Parent Guaranteed Obligations.

(e) The Parent Guarantor further agrees that its Parent Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Parent Guaranteed Obligations.

(f) Except as otherwise provided herein, the obligations of the Parent Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise; and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Parent Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of the Parent Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Parent Guaranteed Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of the Parent Guarantor or would otherwise operate as a discharge of the Parent Guarantor as a matter of law or equity.

(g) The Parent Guarantor further agrees that its Parent Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Parent Guaranteed Obligation is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization of the Company or otherwise.

(h) In furtherance of the foregoing and not in limitation of any other right which any Holder has at law or in equity against the Parent Guarantor by virtue hereof, upon the failure of the Company to pay the principal of or interest on any Parent Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Parent Guaranteed Obligation, the Parent Guarantor hereby promises to and will, upon receipt of written demand by the Trustee or the Holders of a majority in principal amount of the of the outstanding Notes, forthwith pay, or cause to be paid, in cash, to the Holders an amount equal to the sum of (i) the unpaid principal amount of such Parent Guaranteed Obligations, (ii) accrued and unpaid interest on such Parent Guaranteed Obligations (but only to the extent not prohibited by law) and (iii) all other monetary Parent Guaranteed Obligations of the Company to the Holders.

(i) The Parent Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any Parent Guaranteed Obligations guaranteed hereby until payment in full of all Parent Guaranteed Obligations. The Parent Guarantor further agrees that, as between the Parent Guarantor, on the one hand, and the Holders, on the other hand:

(1) the maturity of the Parent Guaranteed Obligations guaranteed hereby may be accelerated for the purposes of the Parent Guarantor’s Parent Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Parent Guaranteed Obligations guaranteed hereby; and

(2) in the event of any declaration of acceleration of such Parent Guaranteed Obligations, such Parent Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Parent Guarantor for the purposes of this Section 10.01.

(j) The Parent Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by any Holder in enforcing any rights under this Section 10.01.

Section 10.02 Limitation of Liability.

(a) Any term or provision of this Parent Guarantee to the contrary notwithstanding, the maximum aggregate amount of the Parent Guaranteed Obligations guaranteed hereunder by the Parent Guarantor shall not exceed the maximum amount that can be hereby guaranteed without rendering this Parent Guarantee, as it relates to the Parent Guarantor, voidable under applicable corporate law or applicable law relating to fraudulent conveyance or fraudulent transfer.

Section 10.03 No Waiver, etc.

(a) Neither a failure nor a delay on the part of the Holders or the Trustee in exercising any right, power or privilege under this Article X shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Holders and the Trustee herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article X at law, in equity, by statute or otherwise.

Section 10.04 Modifications, etc.

(a) No modification, amendment or waiver of any provision of this Article X, nor the consent to any departure by the Parent Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Holders of a majority in principal amount of the outstanding Notes, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given. No notice to or demand on the Parent Guarantor in any case shall entitle the Parent Guarantor or any other guarantor to any other or further notice or demand in the same, similar or other circumstances.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices.

(a) Notices to the Company, Parent Guarantor or the Trustee. Any notice or communication by the Company, the Parent Guarantor or the Trustee to the others is duly given if in writing and delivered in person or mailed by first-class mail (registered or certified, return receipt requested) or overnight air courier guaranteeing next day delivery, to the other’s address set out below:

If to the Company and/or the Parent Guarantor:

Methanex US Operations Inc.

c/o Methanex Corporation

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, BC V6C 3M1

Attention: Chief Financial Officer

with a copy to Attention: General Counsel

If to the Trustee:

240 Greenwich Street, Floor 7E

New York, NY 10286

Attn: Global Corporate Trust

Email: gcs.specialty.glam.conv@bnymellon.com

The Company, the Parent Guarantor or the Trustee by notice to the others may designate additional or different addresses for subsequent notices or communications. All notices and communications by the Company, the Parent Guarantor or the Trustee to the others shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) upon being deposited in the mail, postage prepaid, if mailed; and (iii) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

The Trustee shall have the right to accept and act upon instructions from the Company or the Parent Guarantor, including funds transfer instructions from the Company (“Instructions”) given pursuant to this Indenture and delivered using the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder (collectively, “Electronic Means”); provided, however, that the Company shall provide to the Trustee an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Company whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Company understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Company shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Company and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Company. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Company agrees: (i) to assume all risks arising out of the use of Electronic Means to submit its Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

(b) Notices to Holders.

(1) Subject to Section 11.01(b)(2), any notice or communication to a Holder shall be mailed by first-class mail, postage prepaid, to the Holder’s address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. All such notices shall be deemed to have been duly given upon being deposited in the mail, postage prepaid.

(2) Where the Indenture provides for notice of any event to a Holder of a Global Note, such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the applicable procedures of such Depositary, if any, prescribed for the giving of such notice.

(c) Notices Generally.

(1) If a notice or communication to any of the Company, the Parent Guarantor, the Trustee, and/or a Holder is mailed in the manner provided and within the time prescribed in this Section 11.01, it is duly given, whether or not the addressee receives it.

(2) If the Company mails a notice or communication to Holders, it shall mail a copy to the others and to the Trustee and each Agent at the same time.

(3) All notices or communications, including notices to the Trustee, the Company by Holders, shall be in writing, except as otherwise set forth herein.

(4) In case by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impossible to mail any notice required by this

Indenture, then such method of notification as shall be made with the approval of the Trustee shall constitute a sufficient mailing of such notice.

(d) No Obligation to Verify. The Trustee shall have the right, but shall not be required, to rely upon and comply with notices, instructions, directions or other communications sent by email and other similar unsecured electronic methods by persons believed by the Trustee to be authorized to give instructions and directions on behalf of the Company. The Trustee shall have no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorized to give instructions or directions on behalf of the Company; and the Trustee shall have no liability for any losses, liabilities, costs or expenses Incurred or sustained by the Company a result of such reliance upon or compliance with such notices, instructions, directions or other communications. The Company agrees to assume all risks arising out of the use of such electronic methods to submit notices, instructions, directions or other communications to the Trustee, including the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties. Any reference in this Indenture to providing notices or other communications by mail shall be deemed to include the provision of such notices or communications by electronic transmission.

Section 11.02 Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company, shall, if requested by the Trustee, furnish to the Trustee at the expense of the Company:

(a) an Officer’s Certificate (which shall include the statements set forth in Section 11.14) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel (which shall include the statements set forth in Section 11.14) stating that, in the opinion of such counsel, all such conditions precedent and covenants provided for in this Indenture relating to the proposed action have been complied with.

Section 11.03 Rules by Trustee and Agents. The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or the Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 11.04 Business Days. If a payment date is not a Business Day at a Place of Payment, payment may be made at that place on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.

Section 11.05 No Recourse Against Others.

(a) A director, officer, employee, stockholder, partner or other owner of the Company, the Parent Guarantor or the Trustee, as such, shall not have any responsibility or liability for any obligations of the Company under the Notes or the Parent Guarantor under the Parent Guarantee, or for any obligations of the Company, the Parent Guarantor or the Trustee under this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such responsibility or liability. The waiver and release shall be part of the consideration for the issue of Notes.

(b) Without limiting the generality of Section 11.05(a)), The Bank of New York Mellon is acting under this Indenture solely as Trustee and not individually and recourse against it as trustee for the obligations of the Company or the Parent Guarantor hereunder shall be limited solely to the assets held by it (if any) solely in its representative capacity as Trustee.

Section 11.06 Governing Law, etc.

THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS TO THE EXTENT THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

EACH OF THE COMPANY, THE PARENT GUARANTOR AND THE TRUSTEE, AND EACH HOLDER OF A NOTE BY ITS ACCEPTANCE THEREOF, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Each of the Company and the Parent Guarantor irrevocably consents and submits, for itself and in respect of any of its assets or property, to the non-exclusive jurisdiction of any court of the State of New York or any United States Federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States, and any appellate court from any thereof in any suit, action or proceeding that may be brought in connection with this Indenture or the Notes, and waives any immunity from the jurisdiction of such courts. Each of the Company and the Parent Guarantor irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action or proceeding that may be brought in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. Each of the Company and the Parent Guarantor agrees, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon each of the Company and the Parent Guarantor, and waives, to the fullest extent permitted by law, any objection to the enforcement by any competent court in the Company’s or the Parent Guarantor’s respective jurisdictions of organization of judgments validly obtained in any such court in New York on the basis of such suit, action or proceeding, provided that neither the Company nor the Parent Guarantor, as applicable, waives, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration of, any such judgment.

Section 11.07 Agent for Service; Submission to Jurisdiction.

(a) By the execution and delivery of this Indenture, each of the Company and each of the Parent Guarantor (i) acknowledges that the Parent Guarantor has irrevocably designated and appointed the Company at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Notes or this Indenture that may be instituted in any U.S. Federal or State court in the Borough of Manhattan, The City of New York or brought under U.S. Federal or State securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as a trustee hereunder), and acknowledges that the Company has accepted such designation, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees, in the case of the Parent Guarantor, that service of process upon the Company and written notice of said service to the Parent Guarantor (mailed or delivered to its address specified in Section 11.01 accordance with Section 11.01, or at any other address furnished in writing to the Trustee in accordance with Section 11.01) shall be deemed in every respect effective service of process upon the Parent Guarantor in any such suit or proceeding. The Parent Guarantor further agrees to take any and all action, including the execution of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Company in full force and effect so long as this Indenture shall be in full force and effect and so long as any of the Notes shall be outstanding. To the extent that the Company or the Parent Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its respective obligations under this Indenture and the Notes to the extent permitted by law.

Section 11.08 No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture, loan or debt agreement of the Parent Guarantor, Company or any Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 11.09 Successors. All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 11.10 Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall, to the fullest extent permitted by applicable law, not in any way be affected or impaired thereby.

Section 11.11 Counterpart Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall be deemed to be their original signatures for all purposes. This Indenture shall be valid, binding, and enforceable against a party when executed and delivered by an authorized individual on behalf of the party by means of (i) an original manual signature; (ii) a faxed, scanned, or photocopied manual signature; or (iii) any other electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including any relevant provisions of the UCC (collectively, “Signature Law”), in each case to the extent applicable. Each faxed, scanned, or photocopied manual signature, or other electronic signature, shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. This Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute one and the same instrument. For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

Section 11.12 Table of Contents, Headings, etc. The table of contents, cross-reference table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.13 Separateness. Each Holder of Notes, by accepting a Note, will be deemed to have acknowledged and affirmed (i) the separateness of any non-Guarantor from the Company, (ii) that it has purchased the Notes from the Company in reliance upon the separateness of such non-Guarantor from the Company, (iii) that such non-Guarantor may have assets and liabilities that are separate from those of the Company, (iv) that the Note Obligations have not been guaranteed by any non-Guarantor or any of their respective Subsidiaries, and (v) that, except as other Persons may expressly assume or guarantee any of the Note Documents or Note Obligations, the Holders of Notes shall look solely to the property and assets of the Company and the Parent Guarantor for the repayment of any amounts payable under any Note Document or the Notes and for satisfaction of the Note Obligations and that none of the non-Guarantors or any of their respective Subsidiaries shall be personally liable to the Holders of Notes for any amounts payable, or any other Note Obligation, under the Note Documents.

Section 11.14 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate pursuant to Section 4.03) must include:

(a) a statement that the Person making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such Person, such Person has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such condition or covenant has been complied with, as applicable; and

(d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied or complied with, as applicable.

Section 11.15 Force Majeure. Notwithstanding any provision herein to the contrary, in no event shall the Trustee be liable for any failure or delay in the performance of its obligations under this Indenture because of circumstances beyond its control, including, but not limited to, acts of God, flood, war (whether declared or undeclared), terrorism, fire, riot, strikes or work stoppages for any reason, embargo, government action, including any laws, ordinances, regulations or the like which restrict or prohibit the providing of the services contemplated by this Indenture, inability to obtain material, equipment, or communications or computer facilities, or the failure of equipment or interruption of communications or computer facilities, and other causes beyond its control whether or not of the same class or kind as specifically named above.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

METHANEX US OPERATIONS INC., as Company

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

METHANEX CORPORATION, as Parent Guarantor

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

[Signature Page to Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

[Signature Page to Indenture]

EXHIBIT A

METHANEX US OPERATIONS INC.

as Company,

and

METHANEX CORPORATION,

as Parent Guarantor

and

THE BANK OF NEW YORK MELLON,

as Trustee

[•] SUPPLEMENTAL INDENTURE

Dated as of [•]

to

Indenture dated as of [•], 2024

[•]% Senior Notes due [•]

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THIS [•] SUPPLEMENTAL INDENTURE dated as of [•] (this “[•] Supplemental Indenture”), is between Methanex US Operations Inc., a corporation formed under the laws of the State of Delaware, as issuer (the “Company”), Methanex Corporation, a corporation formed under the laws of Canada, as guarantor (the “Parent Guarantor”) and The Bank of New York Mellon, in its capacity as trustee (the “Trustee”).

RECITALS:

WHEREAS, the Company and the Parent Guarantor have executed and delivered to the Trustee an Indenture, dated as of November 22, 2024 (the “Base Indenture” and as supplemented by this [•] Supplemental Indenture, the “Indenture”), providing for the issuance by the Company from time to time of its notes to be issued in one or more series unlimited as to principal amount and guaranteed by the Parent Guarantor;

WHEREAS, the Company has duly authorized and desires to cause to be established pursuant to the Base Indenture and this [•] Supplemental Indenture a new series of notes;

WHEREAS, Section 2.01 and Section 2.04 of the Base Indenture permit the execution of indentures supplemental thereto to establish the form and terms of notes of any series;

WHEREAS, pursuant to Section 9.01 of the Base Indenture, the Company has requested and hereby directs that the Trustee join in the execution of this [•] Supplemental Indenture to establish the form and terms of the Notes (as defined below) and the Trustee is authorized to execute and deliver this [•] Supplemental Indenture;

WHEREAS, all things necessary have been done to make the Notes, when executed by the Company and authenticated and delivered hereunder and under the Base Indenture and duly issued by the Company, the valid obligations of the Company, and to make this [•] Supplemental Indenture a valid agreement of the Company and the Parent Guarantor enforceable in accordance with its terms.

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

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ARTICLE I

RELATION TO BASE INDENTURE; DEFINITIONS

Section 1.1 Relation to Base Indenture. With respect to the Notes (as defined below), this [•] Supplemental Indenture constitutes an integral part of the Base Indenture.

Section 1.2 Generally. The rules of interpretation set forth in the Base Indenture shall be applied hereto as if set forth in full herein.

Section 1.3 Definition of Certain Terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Base Indenture.

ARTICLE II

GENERAL TERMS OF THE NOTES

Section 2.1 Form. The Notes and the Trustee’s certificates of authentication included therein shall be substantially in the form set forth on Exhibit A to this [•] Supplemental Indenture, which is hereby incorporated into this [•] Supplemental Indenture. The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this [•] Supplemental Indenture and to the extent applicable, the Company and the Trustee, by their execution and delivery of this [•] Supplemental Indenture, expressly reaffirm such terms and provisions.

The Notes shall be issued upon original issuance in whole in the form of one or more Global Notes. Each Global Note shall represent such of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate amount of outstanding Notes from time to time endorsed thereon and that the aggregate amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions.

The Company initially appoints The Depository Trust Company to act as Depositary with respect to the Global Notes.

Section 2.2 Title, Amount and Payment of Principal and Interest.

(a)

The Notes shall be entitled the “[•]% Senior Notes due [•]”. The Trustee shall authenticate and deliver (i) the Notes for original issue on the date hereof (the “Initial Notes”) in the aggregate principal amount of $[•], and (ii) additional Notes (the “Additional Notes”) for original issue from time to time after the date hereof in such principal amounts as may be specified in a Company Order described in this paragraph, which will be part of the same series as the Initial Notes and which will have the same terms (except for the issue date, issue price and, in some cases, the initial interest accrual date and the first Interest Payment Date), in each case upon a Company Order for the authentication and delivery thereof and satisfaction of the other provisions of Section 2.04 of the Base Indenture. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, and the name or names of the initial Holder or Holders. The aggregate principal amount of Notes that may be outstanding at any time may not exceed $[•] plus such additional principal amounts as may be issued and authenticated pursuant to clause (ii) of this paragraph (except as provided in Section 2.10 of the Indenture). The Initial Notes and any additional

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Notes issued and authenticated pursuant to clause (ii) of this paragraph shall constitute a single series of notes for all purposes under the Indenture (collectively, the “Notes”).

(b)

The principal amount of each Note shall be payable on [•]. Each Note shall bear interest from the date of original issuance, or the most recent date to which interest has been paid, at the fixed rate of [•]% per annum. The dates on which interest on the Notes shall be payable shall be [•] and [•] of each year, commencing [•] (the “Interest Payment Dates”). The regular record date for interest payable on the Notes on any Interest Payment Date shall be [•] and [•], as the case may be, next preceding such Interest Payment Date. The Company shall pay interest on overdue principal at the rate borne by the Notes plus 1% per annum, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

(c)

Payments of principal of, premium, if any, and interest due on the Notes representing Global Notes on any Interest Payment Date or at maturity will be made available to the Trustee by 2:00 p.m., New York City time, on the Business Day prior to such date, unless such date falls on a day which is not a Business Day, in which case such payments will be made available to the Trustee by 2:00 p.m., New York City time, on the next Business Day. As soon as possible thereafter, the Trustee will make such payments to the Depositary.

(d)	The Notes will not have the benefit of any sinking fund.

(e)	Except as provided herein, the Holders of the Notes shall have no special rights in addition to those provided in the Base Indenture upon the occurrence of any particular events.

(f)

The Notes will be senior unsecured obligations of the Company and will rank equal in right of payment to all of the Company’s other existing and future senior unsecured Indebtedness and among themselves.

(g)	The Notes are not convertible into common shares or other securities of the Company.

Section 2.3 Additional Defined Terms

As used herein, the following defined terms shall have the following meanings with respect to the Notes only:1

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed (assuming for such purpose that the Notes matured on the Early Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes (assuming for such purpose that the Notes matured on the Early Call Date).

[1]	Additional defined terms to be confirmed based on terms of Supplemental Indenture.

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“Comparable Treasury Price” means, with respect to any redemption date, (1) the average, as determined by the Independent Investment Banker, of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company or, if such firm is unwilling or unable to select a Comparable Treasury Price, an independent banking institution of national standing in the United States, appointed by the Company.

“Reference Treasury Dealer” means each of RBC Capital Markets, LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC plus one other or their affiliates which are primary U.S. Government securities dealers appointed by the Company after consultation with the Independent Investment Banker; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

[“Special Mandatory Redemption” has the meaning given to such term in Section 2.5.

“Special Mandatory Redemption End Date” has the meaning given to such term in Section 2.5.]

“Treasury Rate” means, with respect to any redemption date, the rate per annum, as determined by the Independent Investment Banker, equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Section 2.4 Optional Redemption. The provisions of Article III of the Base Indenture, as amended by the provisions of this [•] Supplemental Indenture, shall apply to the Notes with respect to this Section 2.4.

Prior to September 15, 2031 (the “Early Call Date”), the Notes will be redeemable in whole or in part, at the Company’s option at any time, at a redemption price calculated by the Company equal to the greater of: (1) 100% of the principal amount of the Notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the Notes matured on the Early Call Date but for the redemption (exclusive of interest accrued to, but not including, the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

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At any time on or after the Early Call Date, the Notes will be redeemable in whole or in part, at the Company’s option at any time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Section 2.5 [Special Mandatory Redemption. If either:

(a)

the Acquisition is not completed on or prior to the later of (A) July 31, 2025 (as may be extended to November 30, 2025 in accordance with the terms of the Acquisition Agreement) and (B) the date that is five Business Days after any later date to which the parties to the Acquisition Agreement may agree to extend the End Date (as defined in the Acquisition Agreement), but in no event later than May 31, 2026 (such later date, the “Special Mandatory Redemption End Date”); or

(b)	the Parent Guarantor publicly announces that it will not proceed with the Acquisition for any reason,

the Company will be obligated to redeem all of the Notes at a Redemption Price equal to 100% of the initial issue price of the Notes, plus accrued and unpaid interest, if any, to but not including the Redemption Date (a “Special Mandatory Redemption”). Upon the earlier of (i) the Special Mandatory Redemption End Date, if the Acquisition has not been consummated and (ii) five Business Days after the Parent Guarantor publicly announces that it will not proceed with the Acquisition for any reason, the Company will give notice of a Special Mandatory Redemption pursuant to this Section 2.5 to each Holder and the Trustee, stating, among the other matters prescribed in [Section 3.04] of the Base Indenture, that all of the Notes being redeemed will be redeemed on the Redemption Date set forth in such notice (which will be no earlier than three Business Days and no later than 15 Business Days from the date such notice is given).

Notwithstanding anything else in this Indenture, upon the occurrence of the closing of the Acquisition, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply.]

Section 2.6 Transfer and Exchange. The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with Section 2.09 of the Base Indenture and the rules and procedures of the Depositary therefor, which shall include restrictions on transfer comparable to those set forth therein and herein to the extent required by the Securities Act of 1933, as amended.

In connection with any proposed transfer outside the Book Entry Only system, there shall be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including any cost basis reporting obligations under Internal Revenue Code Section 6045. The Trustee may rely on the information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.1 Ratification of Base Indenture. The Base Indenture as supplemented by this [•] Supplemental Indenture, is in all respects ratified and confirmed, and this [•] Supplemental

7

Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.

Section 3.2 Trustee Not Responsible for Recitals. The recitals contained herein and in the Notes, except with respect to the Trustee’s certificates of authentication, shall be taken as the statements of the Company and not the Trustee, and the Trustee assumes no responsibility or liability for the correctness of the same. The Trustee makes no representations as to the validity, adequacy or sufficiency of this [•] Supplemental Indenture or of the Notes. The Trustee shall not be accountable or liable for the use or application by the Company of the Notes or of the proceeds thereof. All of the provisions contained in the Indenture in respect of the rights, privileges, immunities, protections, indemnities, powers, and duties of the Trustee shall be applicable in respect of this [•] Supplemental Indenture as fully and with like force and effect as though fully set forth in full herein. The Company hereby confirms to the Trustee that this [•] Supplemental Indenture has not resulted in a material modification of the Notes for Foreign Accounting Tax Compliance Act (“Tax Compliance Act”) purposes. The Company shall give the Trustee prompt written notice of any material modification of the Notes deemed to occur for Tax Compliance Act purposes. The Trustee shall assume that no material modification for Tax Compliance Act purposes has occurred regarding the Notes, unless the Trustee receives written notice of such modification from the Company.

Section 3.3 Table of Contents, Headings, etc. The table of contents and headings of the Articles and Sections of this [•] Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.4 Counterpart Originals. The parties may sign any number of copies of this [•] Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this [•] Supplemental Indenture and of signature pages by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall constitute effective execution and delivery of this [•] Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall be deemed to be their original signatures for all purposes. This [•] Supplemental Indenture shall be valid, binding, and enforceable against a party when executed and delivered by an authorized individual on behalf of the party by means of (i) an original manual signature; (ii) a faxed, scanned, or photocopied manual signature, or (iii) any other electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including any relevant provisions of the UCC (collectively, “Signature Law”), in each case to the extent applicable. Each faxed, scanned, or photocopied manual signature, or other electronic signature, shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

Section 3.5 Governing Law. THIS [•] SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. EACH

8

OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THIS [•] SUPPLEMENTAL INDENTURE, OR THE NOTES, AND ANY TRANSACTIONS CONTEMPLATED THEREBY.

(Signature Pages Follow)

9

IN WITNESS WHEREOF, the parties hereto have caused this [•] Supplemental Indenture to be duly executed as of the day and year first above written.

METHANEX US OPERATIONS INC., as Company

Name: Title:

Name: Title:

METHANEX CORPORATION, as Parent Guarantor

Name: Title:

Name: Title:

10

THE BANK OF NEW YORK MELLON, as Trustee

Name: Title:

11

EXHIBIT A

FORM OF NOTE

[FACE OF NOTE]

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Base Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Base Indenture]

[Insert the Regulation S Global Note Legend, if applicable pursuant to the provisions of the Base Indenture]

[Insert the Canadian Legend and Manitoba Legend, if applicable pursuant to the provisions of the Base Indenture]

No.	$

CUSIP: [ ⚫ ] ISIN: [ ⚫ ]

METHANEX US OPERATIONS INC.

[•]% SENIOR NOTES DUE 20[•]

METHANEX US OPERATIONS INC., a corporation formed under the laws of the State of Delaware (the “Company,” which term includes any successor under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co.* or its registered assigns, the principal sum of [•] U.S. Dollars ($[•]), [or such greater or lesser principal sum as is shown on the attached Schedule of Increases and Decreases in Global Note]*, on [•] in such coin and currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest thereon at an annual rate of [•]% payable on [•] and [•] of each year, to the person in whose name the Note is registered at the close of business on the record date for such interest, which shall be the preceding [•] and [•], respectively, payable commencing on [•], with interest accruing from [•], or the most recent date to which interest shall have been paid.

*	To be included in a Global Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

1

The statements in the legends set forth in this Note are an integral part of the terms of this Note and by acceptance hereof the Holder of this Note agrees to be subject to, and bound by, the terms and provisions set forth in each such legend.

This Note is issued in respect of a series of Notes of an initial aggregate principal amount of $[•] designated as the [•]% Senior Notes due 20[•] of the Company (the “[•]% Series Notes”) and is governed by the Indenture dated as of November 22, 2024 (the “Base Indenture”), duly executed and delivered by the Company, as issuer, Methanex Corporation, as guarantor and The Bank of New York Mellon, as trustee (the “Trustee”) as supplemented by the [ • ] Supplemental Indenture dated as of [ • ], duly executed by the Company, Methanex Corporation, as guarantor, and the Trustee (the “[ • ] Supplemental Indenture”, and together with the Base Indenture, the “Indenture”). The terms of the Indenture are incorporated herein by reference. This Note shall in all respects be entitled to the same benefits as Definitive Notes under the Indenture.

This Note shall not be valid or become obligatory for any purpose until the Trustee’s Certificate of Authentication hereon shall have been manually signed by the Trustee under the Indenture.

2

IN WITNESS WHEREOF, METHANEX US OPERATIONS INC. has caused this instrument to be duly signed.

Dated:

METHANEX US OPERATIONS INC.

Name: Title:

Name: Title:

3

TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON
as Trustee

By:
Authorized Signatory

Dated:

4

[REVERSE OF NOTE]

METHANEX US OPERATIONS INC.

[•]% SENIOR NOTES DUE 20[•]

This Note is one of a duly authorized series of the [•]% Series Notes hereinafter specified, all issued or to be issued under and pursuant to the Indenture, to which Indenture reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, Methanex Corporation and the Holders of the [•]% Series Notes.

1. Interest.

The Company promises to pay interest in cash on the principal amount of this Note at the rate of [•]% per annum until maturity.

The Company will pay interest semi-annually in arrears on [•] and [•] of each year, or if such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”), commencing [•]. Interest on the [•]% Series Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid on the Notes, from [•]. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Company shall pay interest (including post-petition interest in any proceeding under any applicable bankruptcy laws) on overdue installments of interest (without regard to any applicable grace period) and on overdue principal and premium, if any, from time to time on demand at the same rate per annum, in each case to the extent lawful.

2. Method of Payment.

The Company shall pay interest on the [•]% Series Notes (except Defaulted Interest) to the persons who are the registered Holders at the close of business on [•] and [•] immediately preceding the Interest Payment Date. Any such interest not so punctually paid or duly provided for (“Defaulted Interest”) may be paid to the persons who are registered Holders at the close of business on a special record date for the payment of such Defaulted Interest, or in any other lawful manner if such manner of payment shall be deemed practicable by the Trustee, as more fully provided in the Indenture. The Company shall pay principal, premium, if any, and interest, in such coin or currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts. Payments in respect of a Global Note (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the Depositary. Payments in respect of [•]% Series Notes in definitive form (including principal, premium, if any, and interest) will be made at the office or agency of the Company maintained for such purpose, which initially will be at the corporate trust office of the Trustee located at Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, NY 10286, Attn: Global Corporate Trust, or, at the option of the Company, payment of interest may be made by check mailed to the Holders on the relevant record date at their addresses set forth in the register of Holders maintained by the Registrar or at the option of the Holder, payment of interest on [•]% Series Notes in definitive form will be made by wire transfer of immediately available funds to any account maintained in the United States, provided such Holder has requested such method of payment and provided timely wire transfer instructions to the Paying Agent. The Holder must surrender this Note to a Paying Agent to collect payment of principal.

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3. Paying Agent and Registrar.

Initially, The Bank of New York Mellon will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar at any time upon notice to the Trustee and the Holders. The Company or Methanex Corporation may act as Paying Agent.

4. Indenture.

This Note is one of a duly authorized issue of Notes of the Company issued and to be issued in one or more series under the Indenture.

Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein. The terms of the [•]% Series Notes include those stated in the Base Indenture and those terms stated in the [•] Supplemental Indenture. The [•]% Series Notes are subject to all such terms and Holders of [•]% Series Notes are referred to the Base Indenture and the [•] Supplemental Indenture. The [•]% Series Notes are limited to an initial aggregate principal amount of $[•]; provided that the authorized aggregate principal amount of such series may be increased from time to time as provided in the [•] Supplemental Indenture.

5. Redemption.

The [•]% Series Notes are redeemable, in whole or in part, at any time, at the Company’s option, as described in the Base Indenture.

The [•]% Series Notes are also redeemable, in whole or in part, at any time at the Company’s option, at the Redemption Price as described in the [•] Supplemental Indenture and in any applicable supplemental indenture as contemplated in Article III of the Base Indenture.

6. Denominations; Transfer; Exchange.

The [•]% Series Notes are to be issued in registered form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. A Holder may register the transfer of, or exchange, [•]% Series Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture.

7. Person Deemed Owners.

The registered Holder of a Note may be treated as the owner of it for all purposes.

8. Amendment; Supplement; Waiver.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company, Methanex Corporation and the rights of the Holders of the [•]% Series Notes to be affected under the Indenture at any time by the Company, the Parent Guarantor and the Trustee with the consent of the Holders of a majority in principal amount of the [•]% Series Notes at the time outstanding. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the [•]% Series Notes at the time outstanding, on behalf of the Holders of the [•]% Series Notes, to waive compliance by the Company or the Parent Guarantor with certain provisions of the Indenture or the Notes of such series. Any such consent or waiver by the Holder shall be conclusive and

6

binding upon such Holder and upon all future Holders of such [•]% Series Notes and of any Note issued upon the transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

9. Defaults and Remedies.

If an Event of Default with respect to the [•]% Series Notes issued pursuant to the [•] Supplemental Indenture occurs and is continuing (other than certain events of bankruptcy, insolvency or reorganization of the Company or the Parent Guarantor), and a Responsible Officer of the Trustee has obtained actual knowledge or received written notice of such Event of Default, the Trustee or the Holders of at least 25% in aggregate principal amount of the [•]% Series Notes then outstanding, by notice in writing to the Company (and to the Trustee if notice is given by such Holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. In the case of certain events of bankruptcy, insolvency or reorganization of the Company or the Parent Guarantor, the principal and accrued and unpaid interest, if any, on all outstanding Notes will become and be immediately due and payable. Subject to the terms of the Indenture, if an Event of Default under the Indenture shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders have offered the Trustee indemnity satisfactory to it in its sole discretion against any fees, costs, losses, expenses (including attorneys’ fees and expenses and court costs), damages, penalties, and any and all other liabilities. Upon satisfaction of certain conditions set forth in the Indenture and the preceding sentence, the Holders of a majority in principal amount of the outstanding [•]% Series Notes issued pursuant to the [•] Supplemental Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the [•]% Series Notes. Notwithstanding the foregoing, the Trustee may refuse to follow any direction that conflicts with any law, rule, regulation or court order or the Indenture or the [•]% Series Notes.

10. Trustee Dealings with Company.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company, the Parent Guarantor or its Affiliates, and may otherwise deal with the Company, Methanex Corporation or their Affiliates as if it were not the Trustee.

11. Authentication.

This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Note.

12. Abbreviations and Defined Terms.

Customary abbreviations may be used in the name of a Holder of a Note or an assignee, such as: TEN COM (tenant in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

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13. CUSIP Numbers.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the [•]% Series Notes as a convenience to the Holders of the [•]% Series Notes. No representation is made as to the accuracy of such number as printed on the [•]% Series Notes and reliance may be placed only on the other identification numbers printed hereon.

14. Absolute Obligation.

No reference herein to the Indenture and no provision of this Note or the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this Note in the manner, at the respective times, at the rate and in the coin or currency herein prescribed.

15. No Recourse.

No director, officer, employee, limited partner or shareholder, as such, of the Company or the Parent Guarantor shall have any personal liability in respect of the obligations of the Company or the Parent Guarantor under the [•]% Series Notes, the Indenture by reason of his, her or its status. Each Holder by accepting the [•]% Series Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the [•]% Series Notes.

16. Governing Law.

This Note shall be construed in accordance with and governed by the laws of the State of New York without regard to conflict of law principles.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT MIN ACT -
(Cust.)
TEN ENT - as tenants by entireties	Custodian for:
(Minor)
JT TEN - as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act of
(State)

ADDITIONAL ABBREVIATIONS MAY ALSO BE USED THOUGH NOT IN THE ABOVE LIST.

8

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR OTHER

IDENTIFYING NUMBER OF ASSIGNEE

Please print or type name and address including postal zip code of assignee:

the within Note and all rights thereunder, hereby irrevocably constituting and appointing to transfer said Note on the books of the Company, with full power of substitution in the premises.

Dated	Registered Holder

9

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.03 of the Base Indenture, check the appropriate box below:

☐ Section 4.03	[Change of Control]

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.03 of the Base Indenture, state the amount you elect to have purchased:

$

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

10

SCHEDULE OF INCREASES OR DECREASES

IN GLOBAL NOTE*

The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Depositary

*	To be included in a Global Note.

11

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

The Bank of New York Mellon, as Trustee

240 Greenwich Street, Floor 7E

New York, NY 10286

Attn: Global Corporate Trust

cc:	Methanex US Operations Inc.

[•]

Re:	[•]% Senior Notes due [•] issued by Methanex US Operations Inc.

Reference is hereby made to the Indenture, dated as of November 22, 2024, as supplemented by the [•] supplemental indenture dated as of [•], (the “Indenture”), between Methanex US Operations Inc., as issuer (the “Company”), Methanex Corporation, as guarantor (the “Parent Guarantor”) and The Bank of New York Mellon, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_______________________, (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $_______ in such Note[s] or interests (the “Transfer”), to ______________________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.

☐ Check if Transferee will take delivery of a beneficial interest in the Rule 144A Global Note or a Restricted Definitive Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Rule 144A Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

2.	☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Restricted Definitive Note pursuant to Regulation S. The Transfer

1

is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3.

☐ Check and complete if Transferee will take delivery of a beneficial interest in a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

a.	☐ such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

b.	☐ such Transfer is being effected to the Company, the Parent Guarantor or a Subsidiary thereof;

or

c.	☐ such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

or

d.

☐ such Transfer is being effected pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee and (2) if such Transfer is in respect of a principal amount of Notes at the time of transfer of less than $250,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which

2

the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Notes and in the Indenture and the Securities Act.

4.	☐ CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR OF AN UNRESTRICTED DEFINITIVE NOTE.

a.

☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

b.

☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

c.

☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

3

[Insert Name of Transferor]

By:
Name:
Title

Dated:

4

ANNEX A TO CERTIFICATE OF TRANSFER

(a)	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (1) OR (2)]

(i)	☐ a beneficial interest in the:

(I)	☐ Rule 144A Global Note (CUSIP _____), or

(II)	☐ Regulation S Global Note (CUSIP ____); or

(ii)	☐ a Restricted Definitive Note.

(b)	After the Transfer the Transferee will hold:

[CHECK ONE]

(i)	☐ a beneficial interest in the:

(I)	☐ Rule 144A Global Note (CUSIP ______), or

(II)	☐ Regulation S Global Note (CUSIP ______); or

(III)	☐ Unrestricted Global Note (CUSIP ____).

(ii)	☐ Restricted Definitive Note; or

(iii)	☐ an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

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EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

The Bank of New York Mellon, as Trustee

240 Greenwich Street, Floor 7E

New York, NY 10286

Attn: Global Corporate Trust

cc:	Methanex US Operations Inc.

[•]

Re:	[•]% Senior Notes due [•] issued by Methanex US Operations Inc.

Reference is hereby made to the Indenture, dated as of November 22, 2024, as supplemented by the [•] supplemental indenture dated as of [•], (the “Indenture”), between Methanex US Operations Inc., as issuer (the “Company”), Methanex Corporation, as guarantor (the “Parent Guarantor”) and The Bank of New York Mellon, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

__________________, (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $____________ in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.	Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note

a.

☐ Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

b.

☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has

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been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

c.

☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

d.

☐ Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.	Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

a.

☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

b.

☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] ☐ Rule 144A Global Note or ☐ Regulation S Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been

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effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

In addition, to the extent the Note[s] remain subject to any restriction on transfer under Canadian Securities Laws, the Owner hereby confirms that such Note[s] [is/are] being exchanged outside of Canada, pursuant to an exemption from the prospectus requirements of Canadian Securities Laws or otherwise in compliance with such laws.

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This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Owner]

By:

Name:
Title:

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EXHIBIT D

FORM OF GUARANTEE

GUARANTEE (this “Guarantee”), dated as of [•], 20[•], made by [•] (the “Guarantor”) in favor of the Holders and the Trustee (as defined in the Indenture referred to below).

Reference is made to the Indenture dated as of November 22, 2024 (as amended, restated, supplemented, modified or waived from time to time, the “Indenture”), among Methanex US Operations Inc., as issuer (the “Company”), Methanex Corporation, as parent guarantor, and The Bank of New York Mellon, as trustee (the “Trustee”).

WITNESSETH:

WHEREAS the Company is a party to the Indenture;

WHEREAS the Company is an Affiliate of the Guarantor;

WHEREAS the Guarantor will derive substantial direct and indirect benefit from the transactions contemplated by the Indenture;

NOW, THEREFORE, in consideration of the promises thereby, the Guarantor hereby agrees with and for the benefit of the Holders (as defined below) as follows:

ARTICLE I

Definitions

SECTION 1.01 Defined Terms.

As used in this Guarantee, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined, except that the term “Holders” in this Guarantee shall refer to the term “Holders” as defined in the Indenture and the Trustee acting on behalf or for the benefit of such Holders.

ARTICLE II

Representations and Warranties of the Guarantor

SECTION 2.01 Representations and Warranties.

The Guarantor hereby represents and warrants to the Holders as follows:

(a) Due Existence; Compliance. The Guarantor is a corporation or partnership duly organized, validly existing and in good standing, where applicable, under the laws of the jurisdiction in which it was incorporated or organized and has all requisite power and authority under such laws to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted, and to execute, deliver and perform its obligations under this Guarantee. The Guarantor is duly qualified or licensed to do business as a foreign corporation or entity and is in good standing, where applicable, in all jurisdictions in which it owns or leases property, or proposes to own or lease property, or in which the conduct of its business requires it to so qualify or be

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licensed, except to the extent that the failure to so qualify or be in good standing would have no material adverse effect on the business, operations, properties, prospects or condition (financial or otherwise) of the Guarantor. The Guarantor is in compliance in all material respects with all applicable law, rules, regulations and orders.

(b) Corporate Authorities; No Conflicts. The execution, delivery and performance by the Guarantor of this Guarantee is within its corporate or partnership powers and has been duly authorized by all necessary corporate and stockholder approvals or partnership approvals and (i) does not contravene its organizational documents or any law, rule, regulation, judgment, order or decree applicable to or binding on the Guarantor and (ii) does not contravene, and will not result in the creation of any lien under, any provision of any contract, indenture, mortgage or agreement to which the Guarantor is a party, or by which it or any of its properties are bound.

(c) Government Approvals and Authorizations. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by or enforcement against the Guarantor of this Guarantee (except such governmental approvals or authorizations as have been duly obtained or made and remain in full force and effect).

(d) Legal, Valid and Binding. This Guarantee is the legal valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

(e) Litigation. There is no pending or threatened action or proceeding affecting the Guarantor by or before any court, governmental agency or arbitrator, which may materially adversely affect the condition, operations, business, prospects, properties or assets of the Guarantor, or prohibit, limit in any way or materially adversely affect the ability of the Guarantor to perform its obligations under this Guarantee.

(f) Immunities. Neither the Guarantor nor its property has any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under applicable law.

(g) No Filing. To ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee in each of the jurisdictions in which the Guarantor is incorporated or organized or any other jurisdiction in which the Guarantor conducts business, it is not necessary that this Guarantee be filed or recorded with any court or other authority in such jurisdiction, or that any stamp or similar tax be paid on or with respect to this Guarantee.

(h) No Defaults. There does not exist any event of default, or any event that with notice or lapse of time or both would constitute an event of default, under any agreement to which the Guarantor is a party or by which it may be bound, or to which any of its properties or assets may be subject which default would have a material adverse effect on the Guarantor, or would materially adversely affect the Guarantor’s ability to perform its obligations under this Guarantee.

(i) Solvency. The Guarantor is on the date hereof, and at all times will be, solvent.

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ARTICLE III

Guarantee

SECTION 3.01 Guarantee.

The Guarantor hereby unconditionally and irrevocably guarantees to each Holder of the Notes: (a) the full and punctual payment of principal of and interest on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Indenture and the Notes and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture and the Notes (all the foregoing being hereinafter collectively called the “Obligations”). The Guarantor further agrees that the Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound under this Article III notwithstanding any extension or renewal of any Obligation.

The Guarantor waives presentation to, demand of payment from and protest to the Company of any of the Obligations and also waives notice of protest for nonpayment. The Guarantor waives notice of any default under the Notes or the Obligations. The obligations of the Guarantor hereunder shall not be affected by: (a) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Company or any other person under the Indenture, the Notes or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of the Indenture, the Notes or any other agreement; or (d) the failure of any Holder to exercise any right or remedy against any other guarantor of the Obligations.

The Guarantor further agrees that its Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Obligations.

Except as otherwise provided herein, the obligations of the Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise; and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of the Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder to assert any claim or demand or to enforce any remedy under the Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of the Guarantor or would otherwise operate as a discharge of the Guarantor as a matter of law or equity.

The Guarantor further agrees that its Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Obligation is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder has at law or in equity against the Guarantor by virtue hereof, upon the failure of the Company to pay

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the principal of or interest on any Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Obligation, the Guarantor hereby promises to and will, upon receipt of written demand by the Trustee or the Holders of a majority in principal amount of the outstanding Notes, forthwith pay, or cause to be paid, in cash, to the Holders an amount equal to the sum of (i) the unpaid principal amount of such Obligations, (ii) accrued and unpaid interest on such Obligations (but only to the extent not prohibited by law) and (iii) all other monetary Obligations of the Company to the Holders.

The Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations guarantied hereby until payment in full of all Obligations. The Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders, on the other hand, (x) the maturity of the Obligations guaranteed hereby may. be accelerated for the purposes of such Guarantor’s Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such Obligations, such Obligations (whether or not due and payable) shall forthwith become due and payable by such Guarantor for the purposes of this Section.

The Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by any Holder in enforcing any rights under this Section.

SECTION 3.02 Limitation on Liability.

(a) Any term or provision of this Guarantee to the contrary notwithstanding, the maximum aggregate amount of the Obligations guaranteed hereunder by the Guarantor shall not exceed the maximum amount that can be hereby guaranteed without rendering this Guarantee, as it relates to such Guarantor, voidable under applicable corporate law or applicable law relating to fraudulent conveyance or fraudulent transfer.

(b) Subject to the provisions of the Indenture, the Guarantor providing this Guarantee shall not be released herefrom unless (i) the Guarantor ceases to be a Restricted Subsidiary or (ii) the Guarantor has been discharged from all its obligations with respect to all Indebtedness Incurred by it (other than this Guarantee and certain Indebtedness described in Section 4.06 of the Indenture) and the Guarantor has not had any Indebtedness (other than this Guarantee and certain Indebtedness described in Section 4.06 of the Indenture) outstanding for a period of 91 days.

SECTION 3.03 Successors and Assigns.

Subject to Section 3.02(b) hereof, this Article III shall, be binding upon the Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Holders and, in the event of any transfer or assignment of rights by any Holder, the rights and privileges conferred upon that party in this Guarantee and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Guarantee.

SECTION 3.04 No Waiver. etc.

Neither a failure nor a delay on the part of the Holders or the Trustee in exercising any right, power or privilege under this Article III shall operate as a waiver thereof, nor shall a single

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or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Holders and the Trustee herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article III at law, in equity, by statute or otherwise.

SECTION 3.05 Modification, etc.

Subject to Section 9.02(a)(7) of the Indenture, no modification, amendment or waiver of any provision of this Article, nor the consent to any departure by the Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Majority Securityholders, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given. No notice to or demand on the Guarantor in any case shall entitle such Guarantor or any other guarantor to any other or further notice or demand in the same, similar or other circumstances.

ARTICLE IV

Miscellaneous

SECTION 4.01 Notices.

All notices and other communications pertaining to this Guarantee shall be in writing and shall be deemed to have been duly given upon the receipt thereof. Such notices shall be delivered by hand, or mailed, certified or registered mail with postage prepaid (a) if to the Guarantor, at the address for the Company as provided in the Indenture, and (b) if to the Holders or the Trustee, as provided in the Indenture.

SECTION 4.02 Parties.

Nothing expressed or mentioned in this Guarantee is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Guarantee or any provision herein contained.

SECTION 4.03 Governing Law.

THIS GUARANTEE SHALL BE DEEMED TO BE A NEW YORK CONTRACT, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF SAID STATE (WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAW).

SECTION 4.04 Severability Clause.

In case any provision in this Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 4.05 Waivers, Amendments and Remedies.

The failure to insist in any one or more instances upon strict performance of any of the provisions of this Guarantee or to take advantage of any of its rights hereunder shall not be construed as a waiver of any such provisions or the relinquishment of any such rights, but the

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same shall continue and remain in full force and effect. Except as otherwise expressly limited in this Guarantee, all remedies under this Guarantee shall be cumulative and in addition to every other remedy provided for herein or by law.

SECTION 4.06 Entire Agreement.

This Guarantee is intended by the parties to be a final expression of their agreement in respect of the subject matter contained herein and supersedes all prior agreements and understandings between the parties with respect to such subject matter.

SECTION 4.07 Headings.

The headings of the Articles and the sections in this Guarantee are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[Signature page follows.]

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IN WITNESS WHEREOF, the Guarantor has duly executed this Guarantee as of the date first above written.

[GUARANTOR]

Per:
Name:
Title:

Per:
Name:
Title:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 29, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Senior Vice President, General Counsel & Corporate Secretary